[redacted]

14005701

PE 1/14/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 06 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-6-14

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

Dear Mr. Dunn:

This is in response to your letters dated January 14, 2014 and February 28, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Michael C. Davidson. We also have received a letter on the proponent's behalf dated February 7, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

The proposal urges the board to promptly appoint a committee to develop a plan for divesting all non-core banking business segments. The proposal defines "non-core banking operations" as "operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking."

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to JPMorgan Chase, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JPMorgan Chase relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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February 28, 2014

1934 Act/Rule 14a-8

<u>VIA E-MAIL *(shareholderproposals@sec.gov)*</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: JPMorgan Chase & Co.
<u>Shareholder Proposal of Michael C. Davidson</u>

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 14, 2014 (the ***"Initial Request Letter"***), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Michael C. Davidson (the ***"Proponent"***), from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***). On behalf of the Proponent, Mr. Cornish Hitchcock III submitted a letter to the Staff, dated February 7, 2014 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2014 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On December 5, 2013, the Company received an email from the Proponent submitting the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal requests that the Company's Board of Directors appoint a "Stockholder Value Committee" composed exclusively of independent directors "to develop a plan for divesting all non-core banking business segments."[1] The Proposal requests that the Stockholder Value Committee publicly report on its analysis to shareholders no later than 120 days after the 2014 Annual Meeting of Shareholders. Finally, the Proposal asks that in carrying out its evaluation, the Stockholder Value Committee "avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion."

The Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations;
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading;
- Rule 14a-8(i)(2), as the Proposal, if implemented, would cause the Company to violate Delaware law;
- Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal; and
- Rule 14a-8(i)(1), as the Proposal is not a proper subject for action by shareholders under Delaware law.

The Proponent Letter contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2014 Proxy Materials under Rule 14a-8 because (1) the subject matter of the Proposal relates to a significant policy issue that transcends ordinary business matters and the Proposal does not seek to micro-manage the Company, (2) the Company has failed to carry its burden of establishing that the Proposal as a whole is vague and indefinite, (3) the Proposal would not require the Company to violate Delaware law, and

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[1] Although the Resolved clause requests the creation of a special committee to develop a plan for "divesting all non-core banking business segments," the Supporting Statement includes an inconsistent definition of "non-core banking operations" meaning "operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking" by reference to the Company's 2012 Annual Report.

(4) because the Proposal would not require the Company to violate Delaware law, (a) the Board of Directors has the power and authority to implement the Proposal and (b) the Proposal is a proper subject for action by shareholders under Delaware law.

As discussed below, the Proponent Letter does not alter the analysis of the application of Rule 14a-8(i)(7) to the Proposal. Specifically, the issue of whether the Proposal touches upon a significant policy issue is irrelevant for this analysis where, as here, the Proposal is focused primarily on the ordinary business matters described in the Initial Request Letter. Further, the Proponent Letter does not alter the application of Rule 14a-8(i)(3) to the Proposal, as the Proposal remains impermissibly vague and indefinite such that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required. The Proponent Letter likewise does not alter the analysis that the Proposal, if implemented, would cause the Company to violate Delaware law, deeming the Proposal excludable pursuant to Rule 14a-8(i)(2), as well as excludable under Rule 14a-8(i)(6), as the Company's Board of Directors cannot implement a proposal that violates Delaware law, and Rule 14a-8(i)(1), as the Proposal is not a proper subject for action by shareholders under Delaware law.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7),as it Deals with Matters Relating to the Company's Ordinary Business Operations

1. The Proponent Letter misstates the standard for evaluating a significant policy issue under Rule 14a-8(i)(7)

The Proponent Letter states that a "company, which has the burden of proof when it comes to omitting a proposal, must essentially prove a negative, namely, that the proposal does 'not involve *any* substantial policy or other considerations' (emphasis added)." However, the Staff has never required a company to "prove" that the subject matter of a proposal does not raise a significant policy issue in order to meet its burden for demonstrating that the proposal may be excluded in reliance on Rule 14a-8(i)(7). *See Masco Corporation* (January 13, 2010) (concurring in the exclusion of a proposal requesting that the board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the company did not argue that selection of independent auditors was *not* a significant policy issue); and *Oak Valley Bancorp* (January 13, 2010) (concurring in the exclusion of a proposal requesting that the board take the necessary steps to see that the company "make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction" under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the company did not argue that repayment of TARP funds was not a significant policy issue). As the Staff's position on these letters makes clear, it is not a company's burden "to prove a negative" with respect to whether the subject matter of a proposal relates to a significant policy issue.

2. *The Proponent Letter mischaracterizes the nature of the Proposal*

The Proponent Letter concedes that that the subject matter of the Proposal relates to the ordinary business of the Company.[2] The Proponent Letter instead argues that the Proposal relates to "too big to fail" banking companies, which the Proponent Letter asserts is a "significant policy issue" such that the Staff should view the Proposal as not appropriate for exclusion under Rule 14a-8(i)(7). We note, in this regard, that the Staff has never concluded that the issue of "too big to fail" financial companies is a significant policy issue for purposes of Rule 14a-8. More importantly, however, the determination of whether the issue of "too big to fail" financial companies is a significant policy issue for this purpose is irrelevant to the application of Rule 14a-8(i)(7) to the Proposal. While the Proponent Letter attempts to frame the Proposal as being about the issue of "too big to fail," it is the action requested – in this situation, the sale of non-core assets in an ordinary course transaction – and not the context of that requested action that determines the application of Rule 14a-8(i)(7) to the Proposal. The action requested by the Proposal, as confirmed in the Proponent Letter, involves ordinary course decision making regarding transactions in the Company's non-core assets. The Proposal is not about "too big to fail"; the Proposal requests the Board of the Company to make decisions regarding the ordinary business operations of the Company.

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it touches upon a significant policy issue. In *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to the choice of accounting methods, an ordinary business matter. *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary

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2 The Proponent Letter states that "[w]e acknowledge the no-action authorities that [the Company] cites, and we will not try to argue that the proposal involves an 'extraordinary transaction' under those precedents."

business matters); *CIGNA Corp.* (February 23, 2011) (permitting exclusion of a proposal addressing the significant policy issue of affordable health care because it also asked CIGNA to report on expense management, an ordinary business matter); and *Capital One Financial Corp.* (February 3, 2005) and *General Electric Co.* (February 5, 2003) (each permitting exclusion of a proposal addressing the significant policy issue of outsourcing because it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). As was the case in the above letters, the actions that are the subject of the Proposal are ordinary business matters, which the Proponent Letter concedes. The fact that the Proposal may touch upon a significant policy issue is not sufficient to prevent its proper exclusion under Rule 14a-8(i)(7).

The Proposal is a "shareholder value" proposal. Despite the Proponent Letter's attempt to frame the Proposal as being about the issue of "too big to fail," it is the action requested – in this situation, the sale of non-core assets in an ordinary course transaction – and not the context of that requested action that determines the application of Rule 14a-8(i)(7) to the Proposal. As noted in the Initial Request Letter, the Staff has consistently concurred with the exclusion of shareholder value proposals where the proposals do not solely relate to "extraordinary transactions," which the Proposal does not as the Proponent Letter specifically acknowledges. As such, the action requested by the Proposal – the divestiture of "non-core banking business segments" – involves ordinary course decision making regarding transactions in the Company's non-core assets. Because these tasks are fundamental to management's ability to run the Company on a day-to-day basis, the Proposal relates to the Company's ordinary business operations.

Under the Staff's consistent analysis regarding the application of Rule 14a-8(i)(7) to shareholder value proposals, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7), as it focuses on the ordinary business matter of enhancing shareholder value through the consideration of transactions involving either the divestiture of "non-core banking business segments" (which according to their non-core nature are by definition ordinary business matters), or "split[ting] the firm into two or more companies." The Proposal and Supporting Statement address only transactions that involve the separation of one or more of the Company's businesses – such as an asset sale, divestiture, or spin-off – that generally would not require shareholder approval under Delaware law or New York Stock Exchange listing standards. The Proposal and Supporting Statement, when read together, are – to the extent they are focused on transactions at all – clearly focused on asset divestiture transactions of the size and type that the Staff has consistently agreed are ordinary business matters. *See, e.g., Telular Corporation* (Dec. 5, 2003) (concurring that a proposal could be excluded because it related, in part, to non-extraordinary transactions where it requested that the board of directors appoint a committee of independent directors to explore "strategic alternatives" including "a sale, merger, spinn-off [sic], split-off or divestiture of the

Company or a division thereof"); and *Sears, Roebuck and Co.* (Feb. 7, 2000) (concurring in exclusion of a proposal requesting that the board of directors retain an investment bank to "arrange for the sale of all or parts of the Company"). The fact that the Proposal and Supporting Statement may touch on a significant policy issue should not prevent exclusion of the Proposal and Supporting Statement where the Proposal requests action on ordinary business matters.

As noted above, the Proponent Letter attempts to frame the Proposal as being about the issue of "too big to fail." However, it is the action requested – in this situation, the sale of non-core assets in an ordinary course transaction – and not the context of that requested action that determines the application of Rule 14a-8(i)(7) to the Proposal. The action requested by the Proposal, as confirmed in the Proponent Letter, involves ordinary course decision making regarding transactions in the Company's non-core assets. The Staff has consistently concurred in the exclusion of proposals that do not focus exclusively on extraordinary transactions. Because the Proposal does not focus exclusively on extraordinary transactions and for the reasons set forth in the Initial Request Letter, the Company believes that the Proposal and Supporting Statement may be properly omitted from the Company's 2014 Proxy Materials in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations.

3. The Proposal micro-manages the Company

As set forth in the Initial Request Letter, the Commission has recognized that a central consideration of Rule 14a-8(i)(7) is whether a shareholder proposal attempts to "'micro-manage' the company by probing too deeply into matters of a complex nature." The *1998 Release* states that the determination as to whether a proposal micro-manages a company will involve a case-by-case review, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.[3] In addition, the *1998 Release* states that considerations of whether a proposal micro-manages a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."[4]

The crux of the argument in the Proponent Letter appears to be that having a committee of the Board of Directors "develop a plan for divesting all non-core banking business segments" and preparing "analysis" for presentation to shareholders is not a complex undertaking that should take longer than 120 days. The Company believes that the Proponent Letter shows a lack of understanding of the Company's business and what would

[3] *1998 Release* at 25.
[4] *Id.* at 21.

be involved in developing such a plan. The Company is a global financial services firm and one of the largest banking institutions in the United States. Consideration of strategic alternatives, even to the extent those alternatives involve only non-core assets, is extremely complex and would require extensive analysis into the financial, tax, accounting, legal and other considerations to produce a thoughtful "analysis" of the alternatives. Further, the plan requested by the Proposal would necessarily involve significant participation on the part of senior management of the Company and the requested committee of the Board of Directors. Senior management and the Board of Directors are charged with managing and overseeing the Company's business, respectively, in the best interests of shareholders. Requiring them to turn their attention to the plan requested by the Proposal to ensure the requested analysis is presented to shareholders within 120 days may not, in their view, be in the best interests of shareholders. Given the fiduciary duties of management and the Board, they should be permitted to determine an appropriate timeframe for presenting complex analysis to shareholders; having that timeframe dictated in a shareholder proposal impermissibly micro-manages the Company's operations.

As such, and for the reasons set forth in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

The Proposal may be omitted in reliance on Rule 14a-8(i)(3) because it is so vague and indefinite that shareholders in voting on it would not be able to determine with any reasonable certainty what actions are required

1. The Proposal impermissibly defines a material element of the Proposal by reference to an external source

The Proponent Letter argues that it is permissible for the Proposal to define a material element of the Proposal by reference to an external source.[5] The Company believes such practice is inconsistent with Rule 14a-8 and Staff precedent. The Proposal defines "non-core banking business segments" as "operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described on P. 64 and Note 33 of the 2012 Annual Report)." The Proposal then states that this definition means "[t]he businesses described [*sic*] Asset Management as well as Corporate & Investment Bank would be divested." However, as noted in the Initial Request Letter, neither the Proposal nor the Proponent's Supporting Statement provides shareholders with any guidance on what

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5 Proponent Letter at 17-18.

assets are included in these business segments. Shareholders instead must refer to the Company's 2012 Annual Report cited by the Proponent to determine what assets are included in "non-core banking business segments" for purposes of the Proposal, *i.e.*, what assets the shareholders would be asking the Company to divest.[6]

The Staff has consistently concurred in the exclusion of shareholder proposals that, like the Proposal, define a material element of the proposal by reference to an external source – in the case of the Proposal, the Annual Report for the Company's 2012 fiscal year. The Staff recently reiterated its historical concern regarding proposals that are only understandable by reference to material outside of the proposal and supporting statement in *Staff Legal Bulletin No. 14G*, in which the Staff stated: "If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and indefinite." *Staff Legal Bulletin No. 14G* (Oct. 16, 2012).

Similarly, the Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (Mar. 30, 2012), a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). The Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3) because the specific eligibility requirements "represent a central aspect of the proposal." The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See, e.g., Chiquita Brands* (Mar. 7, 2012); *MEMC Electronic Materials* (Mar. 7, 2012); and *Sprint Nextel* (Mar. 7, 2012); *see also Exxon Mobil Corp. (Naylor)* (Mar. 21 , 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); and *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass

6 The Proponent Letter suggests that sufficient information regarding the business segments likely will be available in the Company's 2014 Proxy Materials because the executives who run these businesses will be discussed. Although some or all of the business segments may be mentioned by name in the 2014 Proxy Materials, the proxy materials will not contain sufficient information for shareholders to understand with any depth the business of those business segments as that information is not required to be disclosed in proxy materials.

Ceiling Commission's" business recommendations without describing the recommendations). The Proposal and Supporting Statement are similar to the above letters in that an integral aspect of a proposal cannot be determined without shareholders having to look to an external source, no matter how readily available that source may be (*e.g.*, Rule 14a-8(b) in the case of *Dell Inc.*).

The Proposal, which requests that a committee of the Board develop a plan to divest the Company's "non-core banking business segments," defined by reference to the Company's Annual Report for its 2012 fiscal year, defines a core concept only by reference to external material leaving the shareholders unable to determine from the face of the Proposal what businesses the Proposal concerns. For this reason, as well as the reasons set forth in the Initial Request Letter, the Company believes the Proposal and Supporting Statement may be omitted from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

2. ***The Proposal is impermissibly vague and indefinite because it is unclear what type of "plan" or "analysis" the Proposal requests***

The Proposal requests that the Company's Board of Directors appoint a "Stockholder Value Committee" composed exclusively of independent directors "to develop a *plan* for divesting all non-core banking business segments" (emphasis added). The Proposal further requests that the Stockholder Value Committee "publicly report its *analysis* to stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders" (emphasis added). The Proposal does not detail what a "plan" or "analysis" is for purposes of the Proposal. The Proponent Letter, however, includes an explanation of what kind of "plan" and "analysis" is requested by the Proposal. Specifically, the Proponent Letter explains the following:

> "The heart of the proposal is the development of a 'plan,' with 'analysis' to be provided subsequently to shareholders. The proposal does not seek a detailed exposition of exactly how the proposed split would be effectuated down to the last detail ... The proposal seeks to operate [*sic*] a policy level."

As the Proponent Letter makes clear, the terms "plan" and "analysis" are material elements of the Proposal as they are at the "heart of the proposal." Yet, those terms are not defined in the Proposal and the Company and its shareholders easily could misinterpret the level of detail requested by the Proposal, as that level of detail is described only in the Proponent Letter and not in the Proposal. The Staff has explained that a company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B*. In the instant case, neither the Company nor the shareholders would be able to determine with any level of certainty the nature of the "plan" or "analysis" requested by the Proposal within the specified timeframe. Thus, if the Proposal were adopted, neither the Company nor shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For this reason and the reasons set forth in the Initial Request Letter, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite.

C. *The Proposal may be omitted in reliance on Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law*

As set forth in the Initial Request Letter, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. The Initial Request Letter included an opinion of the Delaware law firm of Richards, Layton & Finger, P.A. ("***Richards Layton***") that the Proposal is contrary to Delaware law. The Proponent Letter takes issue with this conclusion because the author of the letter, who we note is not a member of the Delaware state bar according to disclosure on his website,[7] appears to be of the view that all precatory proposals are permitted under Delaware law, and therefore no precatory proposal may be omitted under Rule 14a-8(i)(2). This point of view, however, relies on a mistaken understanding of the standard for evaluating whether a proposal violates state law for purposes of Rule 14a-8(i)(2).

The plain language of Rule 14a-8(i)(2) permits exclusion of a proposal "if the proposal would, *if implemented*, cause the company to violate" state law (emphasis added). In other words, for purposes of determining whether a proposal would cause a company to violate state law and therefore be excludable under Rule 14a-8(i)(2), the company should assume that the proposal is required to be implemented. Rule 14a-8(i)(2) goes to the subject matter of a proposal, not whether a proposal is precatory or mandatory. In this regard, we respectfully believe that the Proponent Letter does not adequately present the facts in two no-action letters the Company relied upon in its Initial Request Letter. The Proponent Letter, in seeking support for the author's position, states that *The J.M. Smucker Co.* (June 22, 2012) and *Citigroup Inc.* (February 22, 2012) no-action letters involved binding proposals that would have compelled certain action. This description is incorrect as the language in the proposals set forth below makes clear:

- *J.M. Smucker Co.* proposal – "RESOLVED: Shareholders ... hereby *ask* the Board to amend the Company's governing documents" (emphasis added); and

7 *See* http://hitchlaw.com/about_the_firm.

- *Citigroup* proposal – "Shareholders *request* that the Board of Directors undertake a review and institute policy changes" (emphasis added).

Neither proposal "compelled certain action"; the J.M. Smucker proposal "ask[ed]" the board of directors to take action and the Citigroup proposal "request[ed]" the board of directors to take action. Nonetheless, consistent with Rule 14a-8(i)(2), the companies were obligated to assume implementation of those proposals and, in both cases, the Staff concurred with the companies' view that the proposals could be excluded pursuant to Rule 14a-8(i)(2) because the proposals, if implemented, would cause the companies to violate state law.

Similarly, Richards Layton was asked by the Company to assume, for purposes of their opinion, implementation of the Proposal because that is the applicable standard under Rule 14a-8(i)(2). Accordingly, the arguments in the Proponent Letter are founded on a false premise – *i.e.*, "[w]e are not, however, dealing with a proposed bylaw or a proposal mandating certain action, so [the authorities cited in the Richards Layton opinion] are irrelevant." On the contrary, because Richards Layton assumed for purposes of their opinion that the Proposal was, in effect, mandatory (consistent with the "if implemented" language of Rule 14a-8(i)(2)), the authorities cited in the opinion were appropriate.

As the arguments set forth in the Proponent Letter were based on a mistaken understanding of Rule 14a-8(i)(2), it is not necessary to rebut those arguments. For the reasons set forth above, in the Initial Request Letter and the Richards Layton opinion, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(2).

D. The Proposal may be excluded in reliance on Rule 14a-8(i)(6), as the Company does not have the power and authority to implement it

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy materials if the company would lack the power or authority to implement it. As set forth in Section II.D of the Initial Request Letter and in the Richards Layton opinion, the Company lacks the power to implement the Proposal because the implementation of the Proposal would violate Delaware law. As discussed in Section II.C. above, the Proponent Letter fails to assume implementation of the subject matter of the Proposal but rather focuses solely on the precatory nature of the Proposal, which is an incorrect application of Rule 14a-8(i)(6), as well as Rule 14a-8(i)(2). The Richards Layton opinion properly assumes implementation of the subject matter of the Proposal and concludes that that "the Proposal, if implemented, would violate Delaware law" and, therefore, the Company lacks the power and authority to implement the Proposal. For the reasons set forth above, in the Initial Request Letter and the Richards Layton opinion, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(6).

E. The Proposal may be omitted in reliance on Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware Law

Rule 14a-8(i)(l) permits the exclusion of a proposal if it is not a proper subject matter for action by shareholders under the laws of the jurisdiction of the company's incorporation. As set forth in Sections II.D and II.E of the Initial Request Letter, Sections II.D and II.E above and the Richards Layton opinion, the Proposal, if implemented, would cause the Company to violate Delaware law and, therefore, the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal is an improper subject matter for shareholder action under Delaware law. *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan,* 953 A.2d 227,239 (Del. 2008); and *Quickturn Design Systems, Inc. v. Shapiro,* 721 A.2d 1281, 1291 (Del. 1998).

As detailed in the Initial Request Letter, a proposal that merely requests the Board to take action that would violate Delaware law, if implemented, is excludable under Rule 14a-8(i)(1), notwithstanding the proposal's precatory nature. Because the Proposal would, if implemented, cause the Company to violate Delaware law by imposing an arbitrary deadline by which a committee must report on a plan for divesting specific assets even if the committee determines that doing so is not in the best interests of the Company and its shareholders, it is excludable pursuant to Rule 14a-8(i)(l). Here, the Proposal, even though it is precatory, must be excluded because, as noted in the Richards Layton opinion, Delaware law imposes upon directors a duty to make their own independent fiduciary judgment regarding whether it is appropriate to publicly report on proposed asset divestitures.

For the reasons set forth above, in the Initial Request Letter and the Richards Layton opinion, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(1), as it is not a proper subject matter for shareholder action.

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

cc: Mr. Michael C. Davidson
Cornish Hitchcock III
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

7 February 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from JPMorgan Chase & Co.

Dear Counsel:

This letter is being submitted on behalf of Michael C. Davidson in response to the letter dated 14 January 2014 from counsel for JPMorgan Chase & Co. ("JPM" or the "Company"), which seeks no-action relief as to a shareholder proposal that Mr. Davidson submitted for inclusion in the proxy materials to be distributed prior to the 2014 annual meeting. For the reasons set forth below, we respectfully ask the Division to deny the requested relief.

Mr. Davidson's Proposal and JPM's Objections.

Mr. Davidson's proposal addresses a policy issue of considerable importance to shareholders: In the wake of the recent financial crisis, what should be done regarding "too big to fail" financial institutions such as JP Morgan Chase? Mr. Davidson's proposal asks the JPM board to create a committee of independent directors to "develop a plan for divesting all non-core banking business segments" (which the proposal identifies by name) and requests a report to shareholders within 120 days of the 2014 annual meeting. The proposal adds that in implementing this proposal the committee "should avail itself of such independent legal, investment banking and other third parties" as the committee deems appropriate.

JPM cites these provisions in Rule 14a-8 as bases for excluding this proposal:

- the (i)(7) exclusion for "ordinary business" matters;
- the (i)(3) exclusion for allegedly vague and materially misleading state-

ments;

• the (i)(1) and (i)(2) exclusions for proposals that are not a proper subject for shareholder action under Delaware law and that would, if implemented cause the Company to violate Delaware law; and

• the (i)(6) exclusion covering matters that the Company lacks the power and authority to implement.

Overview and Summary.

JPM's core objection is that the proposal – which recommends splitting JPM's commercial bank operations (*i.e.*, Consumer & Community Banking as well as Commercial Banking) from JPM's investment banking and other financial services (*i.e.*, Asset Management as well as Corporate & Investment Bank) – does not rise to the level of an "extraordinary transaction" sufficient to avoid being placed in the "ordinary business" pigeonhole. JPM Letter at 4-6.[1] We acknowledge the no-action authorities that JPM cites, and we will not try to argue that the proposal involves an "extraordinary transaction" under those precedents. Instead, we will grasp the nettle and argue that "too big to fail" is currently a policy issue that transcends the run-of-the-mill "close the company's widgets division" type of proposal.

In making this argument, we understand the Division's longstanding concern about the need not to breach the wall between extraordinary and ordinary transactions. The ordinary/extraordinary distinction represents a useful demarcation point in terms of identifying what is and is not "ordinary business. This approach saves the Division the time and headache of trying to sort through shareholder proposals that address a myriad of spinoffs, divestitures or other restructurings that may be of interest to shareholders at individual companies, but do not rise to the level of "extraordinary transaction."

We thus seek a limited exception to that general rule, namely, an acknowledgment that the specific issue of "too big to fail" banking companies – those that combine commercial banking activities with investment banking and other financial services – has crossed over from the realm of "ordinary business" to the "significant policy" level. We describe the current policy debate below.

What is a "too big to fail" bank?" For purposes of resolving the current no-action request, a precise definition is not essential, since JPMorgan Chase would

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[1] In this letter (unless specified otherwise) we use the phrases "commercial bank" and "investment banking or other financial services" as shorthand to denote the commonly understood distinction that existed prior to repeal of the Glass-Steagall Act. Thus, before the merger that led to the formation of the Company in its current incarnation, Chase Manhattan Bank would have been viewed as a "commercial bank," while J.P. Morgan & Co. was an "investment bank." We address the point in more detail below.

fall into that category by anyone's definition. Indeed, with over $2 trillion in total assets, it is the largest bank holding company in the United States.[2] That said, and if the Division should wish to adopt a neutral standard for identifying such institutions for any future proposals, we note that there is guidance from within the Federal Reserve System, which regulates bank holding companies such as JPM. A key metric for reporting purposes within the Federal Reserve System is "total assets," and the Federal Reserve Bank of New York (which supervises JPM and most of the nation's largest banks) uses a benchmark of $500 billion in total assets for certain reporting and supervisory purposes. Only six companies meet this threshold – JPMorgan Chase, followed in size by Bank of America, Citigroup, Wells Fargo, Goldman Sachs and Morgan Stanley.

To be sure, one could devise other definitions, but for present purposes the Division need go no further than this threshold. Indeed, the six banks identified above are likely the institutions that shareholders and the public generally would name in any discussion of "too big to fail" institutions.

Moving on from the "ordinary business" arguments, the Company's letter also makes the seemingly obligatory list of nitpicking objections to specific word choices that the Company claims are hopelessly vague and misleading. They are not, but if the Division should disagree, there are minor wording fixes that remove all doubt.

We are also told that the mere fact of proposing a deadline for a report constitutes micromanagement. That setting a deadline might be micro-management must surely come as news to any supervisor, agency, court or other entity that routinely identifies deadlines by which certain things to be done. To the extent that JPM is arguing that this particular deadline cannot be met, no evidence is offered, simply argument by assertion – hardly enough to carry the Company's burden under Rule 14a-8. The (i)(1) and (i)(2)s arguments, as well as the (i)(6) argument, are derivative in nature of the "micro-management" claim, based on the view that setting a deadline (or this deadline) trenches upon the board's ability to run the company and the assertion that, in any event, it is impossible (for unexplained reasons) to move as quickly as Mr. Davidson proposes.

With this overview, we now respond to the specific points.

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[2] This $2 trillion figure is, if anything, conservative, as it is based on GAAP accounting, and the U.S. rubric allows derivatives to bet netted. Using international standards applicable to European banks such as at Deutsche Bank, JP Morgan is the world's largest bank with more than $4 trillion. See http://www.bloomberg.com/news/2013-05-13/it-s-official-sort-of-jpmorgan-is-world-s-biggest-bank.html.

A. The "Ordinary Business" Exclusion.

1. "Too big to fail bank" proposals transcend "ordinary business."

The financial crisis that began in 2007 and 2008 has been the subject of numerous books and articles. For present purposes we focus on the two major financial reform bills passed by Congress over the past 15 years.

The first was the Financial Services Modernization Act of 1999 (Pub. L. 106–102), popularly known as the Gramm-Leach-Bliley Act. That law repealed the barriers in the Glass–Steagall Act of 1933 that prohibited a single company from acting as a combination of commercial bank, investment bank, and insurance company. The Gramm-Bliley-Leach Act thus ratified the combination of a large commercial bank (Citicorp) and insurance company (Travelers) into Citigroup. A year later, the storied "House of Morgan" investment bank merged with the equally storied Chase Manhattan Bank to become JPMorgan Chase & Co.

But things did not go smoothly. The financial crisis that came to a head in 2007-08 raised questions about the interconnectedness of large financial institutions and the risk to the global economy if these institutions engage in reckless and unduly risky behavior – indeed to the point that these companies cannot be allowed to fail, but instead require bailouts costing trillions of dollars of public money.

Responding to the crisis, Congress in 2010 enacted the Wall Street Reform and Consumer Protection Act (Pub. L. No. 111-203), popularly known as the Dodd-Frank Act. Dodd-Frank contained a number of reforms, including new "resolution authority" for federal regulators to use with respect for certain large, bankrupt firms, limits on proprietary trading, and tighter regulation of derivatives. Thus, for example, Title I of the Dodd-Frank Act (entitled the "Financial Stability Act of 2010") revises the Federal Reserve Board's regulation of bank holding companies and takes steps to permit the government to better identify and deal with systemic risks from financial and non-financial entities.

Mission accomplished? Not everyone is sure. In fact, more than five years after Congress enacted the TARP bailout in 2008, the debate continues in many different arenas about whether "too big to fail" remains a problem. By any measure, these indicia are more than enough for the Division to conclude that the issue has moved beyond "ordinary business" to the realm of a "policy" matter on which shareholders should have a say.

Who thinks there is still a problem? It might be better to ask "Who does *not* think there is a problem?" Let's consider the views expressed in a number of fora:

JPMorgan Chase's regulators.

• At her 2013 Senate confirmation hearing to become chairman of the Federal Reserve Board, Janet Yellen testified: "Addressing too big to fail has to be among the most important goals of the post crisis period."[3]

• Ben Bernanke, the Fed's immediate past Chairman during the crisis, said in a May 2013 speech: "I think that too-big-to-fail is a very big issue."[4] He stated in a press conference later that month: "Too Big To Fail is not solved and gone. It's still here," adding that if the tools in the Dodd-Frank Act do not work, "we'll have to take additional steps. It is important."[5]

• The president of the New York Federal Reserve Bank, William Dudley, said in November 2013 that some banks remain too large, and he identified "three broad sets of policy choices" to address the problem, including "breaking up the too big to fail firms so that no firm is so large that its failure would threaten financial stability in the first place."[6]

• The president of the Dallas Federal Reserve Bank, Richard Fisher, was even more blunt in testimony before the House Financial Services Committee in June 2013. He testified that "despite best intentions," Dodd-Frank was "ineffective, burdensome, imposes a prohibitive cost burden on the non-TBTF banking institutions and needs to be amended," adding that "[d]ealing with TBTF is a cause that should be embraced by Republicans, Democrats and Independents alike. For regardless of your ideological bent, there is no escaping the reality that TBTF banks' bad decisions inflicted harm upon the American people in the excessive credit boom through 2007 and particularly during the 'awful moment' of the 2008–09 crisis."[7]

• Attorney General Eric Holder told Congress in April 2013 that some banks had become so large as to compromise equal justice: "I am concerned that the size of some of these institutions becomes so large that it does become difficult for us to prosecute them when we are hit with indications that if you do prosecute, if you do bring a criminal charge, it will have a negative impact on the national economy, perhaps even the world economy. And I think that is a function of the fact that some

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[3] http://finance.fortune.cnn.com/2013/11/14/yellen-lets-address-too-big-to-fail/

[4] http:/www.foxbusiness.com/business-leaders/2013/05/10/bernanke-too-big-to-fail-must-end

5 http://www.huffingtonpost.com/2013/03/20/bernanke-warren-too-big-to-fail_n_2916970.html

[6] *Ending Too Big to Fail, available at* http://www.newyorkfed.org/newsevents/speeches/2013/dud131107.html

[7] Available at: http://www.dallasfed.org/news/speeches/fisher/2013/fs130626.cfm

of these institutions have become too large."[8]

<u>The View from Capitol Hill.</u>

Similar concerns are being voiced in Congress.

• In 2013 alone, the House Financial Services Committee held four hearings on the issue.[9] For example, on 22 May 2013 the Committee focused in particular on the problem that some banks may be so large as to be immune from prosecution.[10] At another hearing, held on 26 June 2013, Committee chairman Jeb Hensarling (R-Tex.) opened a hearing by declaring: "Today, though, there is a growing bipartisan consensus that the Dodd-Frank Act regrettably did not end the Too Big To Fail phenomenon or its consequent bailouts."[11]

• In 2013 Senators Sherrod Brown (D-Ohio) and David Vitter (R-La.) introduced S. 798 , "The TBTF Act," which stands for Terminating Bailouts for Taxpayer Fairness. The Independent Community Bankers of America ("ICBA") has endorsed the bill, evincing support even within a portion of the banking sector that the issue commands attention.[12] Indeed, part of the ICBA web site is dedicated to "TBTF."[13]

• On the House side, Rep. Marcy Kaptur (D-Ohio) attracted 124 bipartisan co-sponsors in the 112th Congress to her bill, the "Return to Prudent Banking Act" (H.R. 1489), which proposed restoring the Glass-Steagall Act.[14] She reintroduced the same bill in the current Congress (H.R. 129) with 79 co-sponsors.[15]

• Moving beyond bipartisan support to multi-partisan support is S. 1282, the "21st Century Glass-Steagall Act" introduced by Senator Elizabeth Warren (D-Mass.) in July 2013. Among the nine co-sponsors are former Republican presiden-

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[8] http://www.huffingtonpost.com/2013/04/01/eric-holder-too-big-to-jail_n_2993401.html
[9] See p. 3-5 of First Annual Activity Report of the Committee on Financial Services (2014), *available at*: http://financialservices.house.gov/uploadedfiles/crpt-113hrpt311.pdf
[10] Hearing entitled "Who Is Too Big to Fail: Are Large Financial Institutions Immune from Federal Prosecution?", http://financialservices.house.gov/calendar/eventsingle.aspx?EventID=334120
[11] http://financialservices.house.gov/news/documentsingle.aspx?DocumentID=340585
[12] See ICBA "myths and facts" paper, *available at* http://icba.org/files/ICBAsites/PDFs/BrownVitterMythFacts.pdf
[13] http://www.icba.org/tbtf/
[14] See Bartlett Naylor, *Safety Glass* at 6 (June 2013), *available at* http://www.citizen.org/documents/safety-glass-steagall-anniversary-2013-report.pdf
[15] The sponsor and number of co-sponsors may be confirmed by "search bill summary and status" at the Library of Congress website, http://thomas.loc.gov.

tial nominee John McCain ®-Ariz.) and Angus King (Ind-Me.)[16]

• Reaching not across the aisle, but across the Capitol are Senator Bernie Sanders (Ind.-Vt.)and Representative Brad Sherman (D-Calif.), who introduced the "Too Big to Fail, Too Big to Exist Act" in 2013 (S. 685, H.R. 1450), asking the Secretary of the Treasury to list financial institutions he deems to be too-big-to-fail and subsequently have those banks broken up.[17]

Other Views from Inside the Beltway.

• In the "I told you so" department, Senator Richard Shelby (R-Ala.), who was chairman of the Senate Banking Committee from 2003 to 2007, frequently reminds people that he voted against Gramm-Leach-Bliley in 1999.[18]

• Other participants in the 1999 debate have expressed buyer's remorse. Perhaps the most notable was the man who signed the bill into law, President Bill Clinton, who wrote in his book BACK TO WORK: "I made some mistakes, too, though not the ones I've been most widely criticized for: aggressively enforcing the Community Reinvestment Act and signing the bill repealing the Glass-Steagall Act, the Depression-era law requiring commercial and investment banking to be done by separate institutions."[19]

• Ironically, former President Clinton finds himself in agreement on this point with former House Speaker, Newt Gingrich, who spent much of 1998 trying to impeach President Clinton, but who reportedly told ABC News in 2011 that: "Repealing Glass Steagall was probably a mistake."[20]

• The Government Accountability Office, an arm of Congress, has issued several reports documenting taxpayer subsidies for large banks and is assigned to publish a report with a specific subsidy figure presently.[21]

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[16] "21st Century Glass-Steagall Act Introduced by Senators Warren, McCain, Cantwell and King," http://www.financialexecutives.org/KenticoCMS/FEI_Blogs/Financial-Reporting-Blog/July-2013/21st-Century-Glass-Steagall-Act-Introduced-by-Sena.aspx#axzz2seJxSxZH
[17] *See also* http://blogs.marketwatch.com/capitolreport/2013/04/09/the-drumbeat-over-too-big-to-fail-banks-continues-with-hoenig-speech/
[18] *Safety Glass, supra*, at 6.
[19] *Safety Glass, supra*, at 7.
[20]http://www.slate.com/blogs/weigel/2011/11/08/clinton_and_gingrich_agree_we_miss_glass_steagall.html
[21] Press Release, Sen. Sherrod Brown, on hearing exploring GAO reports on subsidies for "too big to fail banks," *available at* http://www.brown.senate.gov/newsroom/press/release/sen-brown-chairs-hearing-examining-government-subsidies-in-bailout-of-megabank-institutions. See also GAO, *Government Support for Bank Holding Companies, available*

• Because "too big to fail" remains a significant policy issue for Congress, notwithstanding enactment of the Dodd-Frank Act, the Congressional Research Service issued a report in July 2013 that summarized the debate and possible policy approaches.[22]

Legislative Activity Outside the Beltway.

Although state legislatures have limited influence in this sphere, in 2013 23 state legislatures have considered or approved resolutions to address the problem of large banks and call for a restoration of Glass-Steagall.[23]

The Media.

"Too big to fail" has not escaped the attention of the news media. A recent Google search of "too big to fail" and "nytimes.com" returned 93,000 results, including the following principal results:

• *Reducing the impact of too big to fail - NYTimes.com,*
economix blogs.nytimes.com/.../reducing-the-impact-of-too-big-to-fail/
Nov. 29, 2013 - It is too soon to say that the problem of financial institutions that are *too big to fail* is a thing of the past, but reforms made in the wake of the ...
• *Sadly, Too Big to Fail Is Not Over -NYTimes.com*
economix.blogs.nytimes.com/2013/08/.../sadly-too-big-to-fail-is-not-ove...
Aug 1, 2013 - The Dodd-Frank law and other financial reforms represent regulatory progress but failed to go far enough in reining in the biggest banks, ...
• *Not Too Big to Fail - NYTimes.com*
www.nytimes.com/.../ *not-too-big to fail.html*
The New York Times[24]

Similar searches for The Chicago Tribune and LATimes.com generated 16,400 and 71,500 results, respectively.

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at http://www.gao.gov/assets/660/659004.pdf?n=07805.
[22] *Systematically Important or "Too Big to Fail" Financial Institutions* (July 2013), available at https://www.fas.org/sgp/crs/misc/R42150.pdf
[23] *Safety Glass, supra,* at 12-13.
[24] https://www.google.com/search?q=too+big+to+fail+nytimes.com&ie=utf-8&oe=utf-8&aq=t&rls=org.mozilla:en-US:official&client=firefox-a#q=too+big+to+fail+nytimes.com&rls=org.mozilla:en-US:official&tbas=0 (search conducted 24 January 2014).

Public Opinion.

A Rasmussen Reports survey found that found that half of all U.S. adults favor breaking up the nation's largest banks. According to the March 2013 survey, 50 percent of U.S. adults said they favor a plan to break up the 12 largest megabanks, which control 69 percent of the banking industry. Only 23 percent were opposed to downsizing the too-big-to-fail megabanks. Further, 55 percent said the government should let too-big-to-fail banks go out of business if they can no longer meet their obligations."[25]

The Academy.

But wait. There has been a flurry of new regulations lately, hasn't there? Doesn't this mean that the problem has been solved?

Consider the December 2013 observation of Simon Johnson, the Ronald E. Kurtz Professor of Entrepreneurship at the MIT Sloan School of Business and a member of the FDIC Systemic Resolution Advisory Committee. Responding to a more upbeat assessment of "too big to fail" from Treasury Secretary Jack Lew, Professor Johnson writes: "It is very difficult to find anyone in the private sector – in finance or elsewhere – who shares" the view that "too big to fail" has been solved. . . . "There is a real danger that senior officials are ready to declare victory, while changing essentially nothing about the reality of what makes a global megabank too big to fail. [26]

* * *

The statements quoted above represent views from outside the banking industry. Here are some thoughts from past and present leaders of that industry with unique insights on combination of commercial banks with other financial institutions.

Architects of the Current Industry Consolidation.

No other company was as aggressive as Citicorp in the drive to overturn Glass-Steagall in order to combine of commercial banks with other types of financial institutions. Thus, perhaps the most compelling testimony that "too big to fail" remains a problem comes from the architect of the company known as Citigroup, the archetype of the "financial supermarket" that turned out to be too big to fail. In a 2012 television interview, Citigroup's former Chairman and CEO, Sanford Weill,

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[25] http://www.icba.org/news/newsreleasedetail.cfm?ItemNumber=157198
[26] http://www.bloomberg.com/news/2013-12-08/celebrations-of-too-big-to-fail-s-demise-are-premature.html

essentially called for re-instating Glass-Steagall. He said:

> What we should probably do is go and split up investment banking from banking, have banks be deposit takers, have banks make commercial loans and real estate loans, have banks do something that's not going to risk the taxpayer dollars, that's not too big to fail.
>
> . . .
>
> I'm suggesting that they be broken up so that the taxpayer will never be at risk, the depositors won't be at risk, the leverage of the banks will be something reasonable, and the investment banks can do trading, they're not subject to a Volcker rule, they can make some mistakes, but they'll have everything that clears with each other every single night so they can be mark-to-market.[27]

J.P. Morgan Chase's Chairman and CEO Jamie Dimon.

Although JPM is telling the Division that Mr. Davidson's proposal implicates no significant policy concerns, that is not what JPM is saying elsewhere. Chairman and CEO Jamie Dimon stated last year : "We've got to get rid of too-big-to-fail. . . . We have to ensure big banks can be taken down without harming the public and at no cost to them."[28] In a letter to shareholders, he emphasized a "common interest" in eliminating "too big to fail," adding that "the new authorities under Dodd-Frank" will "create the conditions to eliminate too big to fail," adding that the end result would be that "regulators and politicians should have confidence that big banks can be bankrupted in a way that does not damage the economy and is not paid for by taxpayers."[29]

Where does this leave us?

At a minimum there is a serious policy debate going on in this country about too-big-to-fail banks, *i.e.*, whether the Dodd-Frank Act did enough to address the problem or whether more steps are needed. This is a policy debate in which JPM shareholders should be allowed to participate by voting on Mr. Davidson's proposal. Are JPM shareholders satisfied that the ship is on course? We don't know the answer, but we believe that the debate has become sufficiently widespread that shareholders should be allowed to tell JPM's board what they think.

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[27] http://www.cnbc.com/id/48315170

[28] http://www.bloomberg.com/news/2013-01-22/jamie-dimon-laments-too-big-to-fail-give-me-a-break.html

[29] http://files.shareholder.com/downloads/ONE/2415689431x0x652198/c54d05da-1acb-4cca-ab7a-9b80f9465199/JPMC_2012_AR_CEOletter.pdf

2. <u>This issue has "policy significance" under Commission precedents.</u>

The Commission has provided guidance as to the scope of the "ordinary business" exception and when that exclusion can no longer be invoked to prevent shareholders from participating in a significant policy debate that affects their investment in a given company. In the seminal 1976 rulemaking, the Commission explained that the exemption for "ordinary business" – or "routine matters," as it was also called – may be relied upon to omit proposals that are "mundane in nature and do not involve any substantial policy or other considerations." Release No 34-12999, 41 Fed. Reg. 52994, 52998 (col. 2) (3 December 1976).

This is a demanding standard. The company, which has the burden of proof when it comes to omitting a proposal, must essentially prove a negative, namely, that the proposal does "not involve *any* substantial policy or other considerations" (emphasis added). The Commission made this point to underscore the error that can occur by viewing a proposal too narrowly and thus fitting it into the wrong pigeonhole. The example give was a proposal asking a utility not to build a nuclear power plant. After all, what could be more the "ordinary business" of a utility than deciding what fuel source to use in meeting customer demand? Nonetheless, the Commission concluded that the "economic and safety" considerations attendant to nuclear power are of such a magnitude" that the question of building such a plant is not "ordinary business." *Id.* at 52998 (col. 1).

Fast forward to 1998, when the Commission made certain changes to Rule 14a-8; although the "ordinary business" exclusion was not amended, the Commission offered some clarifying guidance as to the scope of that provision. *Amendments to Rules on Shareholder Proposals*, 63 Fed. Reg. 29106 (28 May 1998) (the "*1998 Release*"). The Commission explained that the "policy underlying the ordinary business exclusion rests on two central considerations." *Id.* at 29108 (col. 3). The first is the "subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-by-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," *e.g.*, managing the workforce, retaining suppliers, etc." *Id.* That said, a proposal may relate to such "ordinary business" items, but in a way that focuses on a "significant social policy issue," thus transcend[ing] the day-to-day business matters and rais[ing] policy matters so significant that it would be appropriate for a shareholder vote." *Id.* (footnote omitted).

Apart from subject matter, the second underpinning of the "ordinary business" rule is a concern about "micro-management," which the Commission defines as "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," *e.g.*, proposals that involve intricate detail or seek to "impose specific time-frames or methods for implementing complex policies." *Id.* (footnote omitted).

The Division does not provide guidance as to exactly what criteria are used to determine when a given topic shifts from being a "mundane" or "routine" or "ordinary" business matter into a matter that is no longer devoid of "policy significance." The tipping point appears to be a combination of the factors of the sort we cite above, namely, interest by regulators and Congress, media coverage, public opinion polls and the like. We have compared current debate regarding "too big to fail" with the factors cited the last time the Division revised its position, which was on the issue of "net neutrality." By any measure, "too big to fail" dwarfs net neutrality in policy significance.

What were the factors identified as significant with respect to net neutrality? For several years, the Division granted no-action relief to telecommunications companies relief on "ordinary business" grounds. In 2012, however, the Division reversed field and concluded that net neutrality has reached the crossover point. Why? The 98-page exchange of letters involving a net neutrality proposal to *AT&T Inc.* (10 February 2012) included the following factors cited by the proponents:

- Rulemakings by the Federal Communications Commission on the topic;
- Litigation challenging the FCC's rule;
- News articles and columns quoting academics and other sources;
- Various pieces of legislation on the topic, including a 2011 House vote on bill to block the FCC from carrying out its 2010 regulation (the bill did not pass the Senate);
- A public opinion poll;
- A letter from ten Republican Senators asking the FCC to conduct a cost/benefit analysis of its rule.

We do not know what other factors the Division may have considered, but we submit that "too big to fail" outstrips net neutrality in policy significance. Can it be truly said that net neutrality has significance as a policy issue, but not the question of whether enough has been done to prevent a future meltdown of our nation's banking system and the global economy?

3. <u>What is a "too big to fail" bank?</u>

As noted at the outset, we understand the Division's concern about the desirability of bright-line tests in applying the "ordinary business" exclusion in specific cases. As we also noted, there is no need to devise a clear, good-for-all-occasions definition here, since JPM would be on top or close to the top of anyone's list of "too big to fail" institutions.

That said, there are criteria that the Division could apply should future resolutions on this topic come forward involving other financial institutions. The significant ones focus on asset size, which provides a clear yardstick to use in determining how big is big enough.

Bank holding companies are required to file reports with the Federal Reserve Board detailing total assets and other data (Form FR Y-9C (Consolidated Financial Statement for Bank Holding Companies)). Submitted with this letter is a quarterly report prepared by the Federal Reserve Bank of New York, which has regulatory and supervisory authority over the nation's largest bank holding companies. The report details the "consolidated financial statistics for the fifty largest BHCs [bank holding companies]" as of 30 September 2013 ("*FRBNY Report*").[30] The top ten, in order, are:

No.	Name	Total Assets (Billions USD)
1	JP Morgan Chase & Co.	$2,463.3
2	Bank of America Corp.	$2,128.7
3	Citigroup	$1,899.5
4	Wells Fargo & Co.	$1,448.1
5	Goldman Sachs Group	$ 923.4
6	Morgan Stanley	$ 832.2
7	Bank of New York Mellon	$ 372.0
8	US Bancorp	$ 360.4
9	HSBC North America Holdings	$ 309.3
10	PNC Financial Services Group	$ 308.9

To put these figures in perspective, a total of 22 institutions have total assets exceeding $100 billion, and the company showing up as 50th in size (First Citizens Bankshares) as $21.5 billion in assets. For further perspective, we note the size of the largest institutions to the top 50 and all bank holding companies and banks:

Top 50	$14,390.0
All BHCs and Banks	$17,225.7

Id.[31]

Which of these institutions may be deemed "too big to fail?" The Federal Reserve Bank of New York data provide useful guidance by subdividing regulated bank holding companies according to a threshold that seems particularly appropriate here, namely, bank holding companies with greater than $500 billion in total assets – which is also the threshold for greater liquidity requirements in the Brown-Vitter Senate bill. The Fed uses this subdivision to report the health of financial

---

[30] Federal Reserve Bank of New York, *Quarterly Trends for Consolidated U.S. Banking Operations: Second Quarter 2013, available at* http://www.newyorkfed.org/research/banking_research/QuarterlyTrends2013Q3.pdf
[31] Id. at 18-19.

institutions using various metrics involving risk (*e.g.*, non-performing loans, net charge-offs, loan loss provisions, loan loss reserves, leverage ratios).[32]

This criterion yields a universe of six bank holding companies that by almost anyone's definition would raise concerns about being "too big to fail – JP Morgan Chase, Bank of America, Citigroup, Wells Fargo, Goldman Sachs and Morgan Stanley.

Why would that be a plausible metric here? The *FRBNY Report* shows (at p. 19) that these top six companies have total assets equaling $9.693 trillion – *67.3% of the $14.390 trillion held in Fed-regulated bank holding companies, as well as 56.2% of total assets in all banks and bank holding companies.* Differently, JPM alone accounts for 17.1% of total assets held by all BHCs and 14.3% of total assets held by BHCs and banks.

The Federal Reserve Bank of New York knows the world of big banks better than anyone, and its benchmark of "$500 billion in total assets"aligns with public perceptions of which banks are "too big to fail." To illustrate the point, and using the FRBNY's top 50 list, we performed a Google search for "too big to fail" and the name of the individual institutions on the list. Here are the results (search executed 29 January 2014):

Top 6 (Over $500B total assets)	Number of results returned
JP Morgan Chase	301,000
Bank of America Corp.	352,000
Citigroup	286,000
Wells Fargo & Co.	209,000
Goldman Sachs Group	732,000
Morgan Stanley	224,000

Average number of results for BHCs with > $500B total assets: 350,666 results

By comparison, the results returned for next six largest was: 57,300 results
(Bank of New York Mellon Corp, US Bancorp, HSBC North America Holdings, PNC Financial Services Group, Capital One Financial Corp., TD Bank U.S. Holdings Co.).

For the bottom six in the fifty largest list: 20,038 results
(SVB Financial Group, Associated Banc-Corp, Cullen/Frost, Raymond James Financial, Commerce Bankshares, First Citizens Bankshares)

---

[32] Id. at 8-16.

This is, we admit, a somewhat crude metric, but one that may help give a general impression of which institutions may be seen as "too big to fail" by the media and the public as a whole (apart from the governmental, academic and other commentators cited in more detail above). For purposes of the analysis, we believe that the results confirm the viability of the Fed's taxonomy involving bank holding companies with assets over $500 billion and everyone else.

4. The proposal does not seek to micro-manage the Company.

JPM next argues that the request for a report to shareholders within 120 constitutes micro-management, not only because the proposal sets a deadline, but also because the proposed deadline is "unrealistic under any circumstances," given the complexity of the issue.

Contrary to JPM's assertions, however, the *1998 Release* did not establish a *per se* rule that proposals requesting certain action by a fixed deadline are automatically "micro-management." Indeed the Commission stressed that the micro-management rationale is not a barrier to a proposal seeking details or proposing a specific time-frame: "Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *1998 Release,* 63 Fed. Reg. at 29109 (col. 1). Nor, indeed, could JPM make such a *per se* argument, given that shareholder proposals routinely seek issuance reports by a date certain.

This takes us to the argument that a deadline for a report is micro-management in this case. Tellingly, JPM does not specify what kind of time frame might be reasonable for the requested report. Be that as it may, the proposal is written in broad strokes, asking the board to "develop a plan for divesting all non-core banking business segments." Period. Full stop. The resolution then goes on to ask for a public report of the board's "analysis" no later than 120 days after the 2014 annual meeting. The question of whether this is too little time is fundamentally a factual question, yet JPM offers no factual evidence (such as an affidavit from a JPM official with reason to know) that would suggest that this time frame is impossible. Instead, all we have are assertions of counsel that this is too little time. Experience suggests that investment bankers, lawyers and other professionals who advise on restructurings are able to put together proposals in fairly short order (even if it means working nights and weekends, perhaps). Suffice it to say that even if JPM views the time frame as too short, the Company has not sustained its burden of proof on this point under Rule 14a-8(g).

Moreover, JPM's objections focus on one small piece of the proposal. The heart of the proposal is the development of a "plan," with "analysis" to be provided subsequently to shareholders. The proposal does not seek a detailed exposition of exactly how the proposed split would be effectuated down to the last detail, *e.g.*, whether there is a single computer system serving both sets of affected units that would have to be separated out into two units. The proposal seeks to operate a policy level, consistent with the strictures of the "ordinary business" exclusion.

The two letters cited by JPM do not support the Company's position. In *The Chubb Corp.* (28 December 2006), the proposal seeking a report on climate change was excluded not because a report was sought but because (under the interpretation prevailing at the time), the matter related to "Chubb's ordinary business operations, *i.e.*, evaluation of risk." The Division has since then moved "risk evaluation" proposals from the "ordinary business" side of the ledger over to the "policy significance side of the ledger, so *Chubb* has no relevance here.

Similarly, *Duke Energy Corp.* (16 February 2001) proposed the actual implementation of an environmental policy to "reduce by 80% nitrogen oxide (Nox) emissions" from the company's coal-fired North Carolina plants "with no loopholes for higher emissions, and limiting each boiler to .15 lbs of Nox per million btu's of heat input by 2007. *Duke Energy* is also of little help to JPM. First, the company's no-action letter in that case contained far more detail than JPM provides here about how and why implementation of such a numerically precise set of emission standards would be difficult to achieve in the time frame. Second, and more significantly, the *Duke Energy* proposal was substantially more ambitious than the Davidson proposal, because the resolution there sought not just a report, but the - *actual execution* of a policy within a short time frame (that the company well explained was unreasonable), whereas here Mr. Davidson seeks only a report of JPM's "analysis" within 120 days.

All that being said, and without conceding the point, should the Division agree that this minor element of the proposal is too prescriptive, Mr. Davidson is willing to delete the request for a report or to amend that element to a level that JPM cannot challenge as micro-management, *e.g.*, "within a reasonable period of time," "within a year," etc. Presumably the board is able to prepare a report on the topic at some point in time, so any such amendment would respond to the concerns on this secondary point.

B. <u>The "Vague and Misleading" Objections.</u>

<u>1. Objection to "non-core banking business segments."</u>

JPM notes an inadvertent distinction between "non-core banking business segments" in the first numbered paragraph of the "resolved" clause, whereas the last paragraph of the "resolved" clause refers to "non-core banking operations." JPM Letter at 8 & n.3. JPM is correct as to the discrepancy, and while we do not believe that the distinction is critical to a proper understanding of the proposal, Mr. Davidson is willing to change "operations" to "segments" to remove any doubt.

JPM next argues that the phrase "is left completely undefined," although it acknowledges (as it must) that the "resolved" clause specifies which divisions of the Company would be split under the proposal, using the titles JPM itself uses to discuss operating results, etc. in the Company's Form 10-K. Faced with the fact that Mr. Davidson's proposal does, in fact, identify how any division might occur, JPM is left to argue that the proposal cannot be understood without referring to the Company's 2012 annual report, from which the business units were taken. Differently put, the Company argues that the proposal defines a core concept only by reference to external material. JPM Letter at 8 & n.3, 9.

A reading of the text of the resolution and the supporting statement serves to explode these arguments. The proposal names names. It clearly views JPM's Consumer & Community unit and its Commercial Banking unit as "core banking segments." The proposal differentiates these units from two other units – Asset Management and Corporate & Investment Bank – which would be divested. For additional clarity, and to provide shareholders with additional information, the proposal *further* identifies the "non-core" units with reference to the 2012 annual report as an *additional* reference; however, resort to that source is not necessary to understand the proposal.

Moreover, the scope of the proposal and the nature of the intended split is set forth in the third paragraph of the supporting statement, which explains that the proposal asks JPM "to explore options to split the firm into two or more companies, with one performing basic and consumer lending with FDIC-guaranteed liability, and the other business focused on investment banking such as underwriting, trading and market-making."

Thus, we do not deal here with proposals such as those calling for an "independent" chairman under New York Stock Exchange listing standards, where an external reference contains the *sole* source of information about the scope of a proposal, and thus consulting an external source is the only way that a shareholder can understand what he or she is voting on. We are aware of no authority – and JPM cites none – where a proposal is deemed as materially vague and misleading if it cites an external source that (a) comes from a company document provided to all shareholders and (b) provides a *supplemental* reference on top of the description in the text of a resolution that a shareholder may consult if he or she so chooses.

Indeed, JPM will likely refer to the four business units by name in its proxy statement, as it did last year,[33] if for not other reason than the fact that some of the

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[33] *E.g.*, "The Firm's 2012 results reflected strong underlying performance across virtually all its businesses," giving specifics as to each of the four units. Definitive proxy (filed 10 April 2013) at 16.

"named executive officers" are likely to be CEO or co-CEO of one or more of these units.[34] Thus it cannot be said here that JPM shareholders will be unable to divine which units would stay and which ones would go.

For these reasons, the proposal is not materially vague and misleading because it adds an additional reference to an external source. Without conceding the point, and should the Division conclude otherwise, we are willing to remove the parenthetical reference in the penultimate sentence of the "resolved" clause.

2. Objection regarding "divest" vs. "split" vs. "separation."

JPM next claims (correctly) that it reads the proposal as relating to a plan to "divest" non-core units (defined as Asset Management, as well as Corporate & Investment Bank), so that there would be a "core" banking company and a separate company (or companies) consisting of the "non-core" units." JPM claims that the supporting statement is unclear as to whether the proposal seeks multiple, piecemeal asset sales or a "split" or "separation" of the core and non-core units by a spin-off or split-off of one segment, adding that there are legal, tax and financial consequences for each. JPM Letter at 9-10.

But what JPM sees as a lack of clarity is, instead, an attempt to frame the proposal at a policy level. If shareholders did try to specify exactly how the board should reach the desired policy goal, any such effort would doubtless be condemned as "micro-management" and an attempt by shareholders to dictate a restructuring the details of which they are not, as a group, competent to formulate.

The proposal raises what is an undeniable policy question – the future of JPM as a "too big to fail bank." It does so by proposing a divestiture of "core" banking segments (identified by name) from non-core banking segments (also identified by name), while leaving execution of that broad policy mandate to the board of directors, which is better suited to determine the best approach upon consideration of relevant legal, financial and tax consequences.[35]

C. The Violation of Delaware Law Exclusion.

JPM next argues that asking the Company to make a public report to

---

[34] The 2013 proxy identified two of those NEOs as "CEO Asset Management" and "Co-CEO Corporate & Investment Bank." Definitive proxy (filed 10 April 2013) at 23, 30.

[35] Somewhat oddly, JPM seems to find significance in the fact that the supporting statement does not explicitly reference the Asset Management unit, which the "resolved" clause plainly identifies as being on the "non-core" side of the ledger. JPM Letter at 8-9. JPM is trying to conjure something out of nothing. The proposal leaves the board with discretion to determine the best approach for that specific unit.

shareholders, even with confidential data removed, would constitute a violation of Delaware law because the Company would have to make public its analysis even if the board thought that disclosure would be a violation of the board's fiduciary obligations. JPM Letter at 10-11.

This argument is a bit curious since (i)(2) claims are usually presented in tandem with a claim that a proposal is "improper under state law" and thus eligible for exclusion under the (i)(1) exclusion, which does come later on a separate point. The omission can perhaps be explained by the fact that the (i)(1) exclusion has for decades been construed as barring proposals that are binding upon a board. By contrast, the Commission's note accompanying the (i)(1) exclusion states (as JPM is surely aware): "In our experience most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Since Mr. Davidson is merely making a request, it cannot be said that his proposal is "improper under state law."

Faced with this impediment, JMP simply ignores the issue. Instead, it treats the proposal as if it *mandates* that the board take certain action, thus opening up the vein of Delaware cases indicating that *bylaws* or other requirements that seek to mandate certain action without a fiduciary carveout are illegal.

The best example of this is a case cited by JPM's Delaware counsel, *CA, Inc. v. AFSCME Employees Pension Fund*, 953 F.2d 227 (Del. 2008), where the shareholder proposed not a precatory proposal, but an actual bylaw mandating certain action by the board. The Delaware Supreme Court held that the subject matter was a proper subject for a bylaw, but ruled that the bylaw in question would need a fiduciary out in order to be valid.

The other authority principally cited by Delaware counsel, *Quickturn Design System, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998), another old chestnut involving a "dead hand poison pill" bylaw that forbade a future board from taking certain actions that may be in the company's best interest in a takeover situation. The no-action letters cited by JPM (at 12) – *The J.M. Smucker Co.* (22 June 2012); *Citigroup Inc.* (22 February 2012); *Vail Resorts, Inc.* (16 September 2011) – similarly involving binding proposals that would have compelled certain action.

We are not, however, dealing with a proposed bylaw or a proposal mandating certain action, so these authorities are irrelevant. JPM is trying to blur the distinction between a perfectly valid precatory proposal and a binding proposal, even though the Commission's views on that have been settled for years.

So what is JPM trying to do here? The Company's argument appears to be an effort to leverage the decision in *Scott's Liquid Gold-Inc.* (reconsideration granted, 7 May 2013), which would have required (not requested) that a Colorado company to establish a board committee "and promptly report all, past, present and future proposals to the company or any of its directors involving the sale of all or a part of the company." The mandatory nature of the disclosure was the linchpin of the company's argument, as counsel argued: "The Proposal mandates the public disclosure by the Board of information regarding potential sale transactions even when the Board (a) is not required to publicly disclose such information under applicable laws, and (b) does not believe the public disclosure of such information is in the best interests of the Company." *Id.* (incoming letter dated 5 April 2013), at 5.

Scott's Liquid Gold may thus be distinguished because of its mandatory character; in addition, the proposal raised questions of Colorado corporate law (which we suspect the Division may not encounter that often), to which the proponent offered no response whatsoever, not even an offer to make the proposal precatory, thus skirting the (i)(1) and (i)(2). Faced with the company's unopposed request for no-action relief and an unanswered opinion from Colorado counsel, it is easy to understand why the Division granted no-action relief. However, one should not read the result in *Scott's Liquid Gold* too broadly particularly as we deal here with familiar state law and legal argument that presents no new Delaware Supreme Court decisions to upset existing interpretations, but just takes a quick turn around longstanding precedents. *Scott's Liquid Gold* offers no authority for departing from well-established precedents.

D. <u>The Power to Implement the Proposal Exclusion.</u>

JPM argues next that the Company does not have the power to implement proposals that violate state law. JPM Letter at 12-13. This argument is entirely derivative of the prior argument and rests on the false premise that a precatory proposal requesting certain action cannot be implemented. The only authority cited is *Bank of America Corp.* (26 February 2008), which states the obvious that if a proposal is, in fact, contrary to Delaware law, then it cannot be implemented. Mr. Davidson's proposal can be implemented.

E. <u>The "Not a Proper Subject" Exclusion.</u>

Finally, JPM offers another derivative argument, namely, that the proposal is not a proper subject for shareholder action because it imposes what JPM views as an "arbitrary" deadline for completion of the requested report, *i.e.*, 120 days. JPM Letter at 13. Passing the fact that any deadline is at a certain level "arbitrary," we have answered these points previously and explained why a request is not micromanagement and why it does not "impose" an obligation on the board of directors than cannot be fulfilled.

All that being said, Mr. Davidson is not wedded to the 120-day deadline, and if JPM would be willing to suggest a deadline for making a report to its shareholders, perhaps the proposal could be amended accordingly.

Conclusion.

For these reasons, JPM has not carried its burden of establishing that Mr. Davidson's proposal may be excluded, and we ask the Division to advise JPM accordingly.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Martin P. Dunn, Esq.

Quarterly Trends for Consolidated U.S. Banking Organizations
Third Quarter 2013

Federal Reserve Bank of New York

Research and Statistics Group

This report presents consolidated financial statistics for the U.S. commercial banking industry, including both bank holding companies (BHCs) and banks. Statistics are based on quarterly regulatory filings.[1] Statistics are inclusive of BHCs' nonbank subsidiaries. Separate statistics are reported on a merger-adjusted basis for the subset of BHCs with > $500bn in total assets as of 2013:Q3[2], and for the remainder of the industry.

Highlights

- Banking industry capital, as measured by the ratio of tier 1 common equity to risk-weighted assets, increased from 11.64% in 2013:Q2 to 11.85% in 2013:Q3. The leverage ratio, defined as the ratio of tier 1 risk-based capital to average total assets over the quarter, also increased.

- Annualized return on assets (ROA) for the industry decreased from 0.92% to 0.78%. Return on equity (ROE) also fell from 8.8% to 7.3%. ROA and ROE decreased for the largest BHCs (> $500bn in assets), but increased for the remainder of the industry.

- The efficiency ratio, defined as the ratio of noninterest expense to net operating revenue, increased significantly for the largest BHCs, reflecting higher litigation expenses in 2013:Q3.

- Non-performing loans as a percentage of total loans decreased in 2013:Q3, from 3.2% to 2.9%. This ratio has now declined for 15 consecutive quarters. The non-performing loan ratio remained more than twice as high for the largest BHCs than for the remainder of the banking industry. Loan loss provisions and net charge-offs as a percentage of total loans also decreased this quarter. The industry net charge-off ratio reached its lowest value since 2007:Q2, while the loan loss provision ratio reached its lowest value since at least 1990.

- Year-over-year loan growth for the industry was positive at 1.5%. Year-over-year asset growth was negative for the industry (-2.5%), reflecting the exit of MetLife from the universe of BHC filers after 2012:Q3. Industry year-over-year asset growth is calculated to be 2.4% if Metlife is excluded from the historical sample.

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[1] Industry statistics are calculated by summing consolidated financial data across all reporting U.S. parent BHCs (from the FR Y-9C report), plus values for "standalone" banks not controlled by a BHC, or whose parent BHC does not report on a consolidated basis (from the FFIEC 031/041 reports). The data do not include savings bank holding companies, branches and agencies of foreign banks, or nonbanks that are not held by a U.S. BHC.

[2] Six BHCs exceed this $500bn size threshold: J.P. Morgan Chase, Bank of America, Citigroup, Wells Fargo, Goldman Sachs, and Morgan Stanley.

Table of Contents

1. Composition of Banking Industry Assets and Liabilities

Balance Sheet Composition



Trillions USD
20
16
12
8
4
0
-4
-8
-12
-16
-20
Assets
Cash & Interest Bearing Balances
Fed Funds Sold and Reverse Repos
Loans
Securities
Trading Assets
Other Assets
Liabilities & Equity
Deposits
Fed Funds Purchased and Repos
Other Liabilities
Equity
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Balance Sheet Percentages



%
100
90
80
70
60
50
40
30
20
10
0
Assets
Liabilities & Equity
Assets:
Cash
Interest-Bearing Balances
Fed Funds Sold
Reverse Repo
Loans
Securities
Trading Assets
Other Assets
Liabilities & Equity:
Deposits
Fed Funds Purchased
Repo
Other Liabilities
Equity

2. Earnings and Pre-Provision Net Revenue

Return on Assets


Annualized net income as % of total assets
1.5
1
.5
0
-.5
-1
-1.5
-2
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Return on Equity


Annualized net income as % of equity
20
10
0
-10
-20
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Net Interest Margin



Annualized net interest income as % of interest-earning assets
5
4.5
4
3.5
3
2.5
2
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Noninterest Income Share



Noninterest income as % of net operating revenue
60
50
40
30
20
10
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

<u>Note</u>: Net operating revenue is defined as net interest income plus noninterest income.

Return on Trading Assets



Annualized trading income as % of trading assets
12
8
4
0
-4
-8
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Non-Trading Non-Interest Income Ratio



Annualized non-trading non-interest income as % of total assets
3.5
3
2.5
2
1.5
1
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Efficiency Ratio



Noninterest expense as % of net operating revenue
110
100
90
80
70
60
50
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

<u>Note</u>: Net operating revenue is defined as net interest income plus noninterest income.

3. Asset Quality

Note: Non-performing loans include loans that are (1) 90 days or more past due and still accruing or (2) non-accrual.

Non-performing Loans



Total non-performing loans as % of total loans
8
7
6
5
4
3
2
1
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Non-performing Real Estate Loans



Non-performing real estate loans as % of real estate loans
12
10
8
6
4
2
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Non-performing Residential Real Estate Loans



Non-performing residential real estate loans as % of residential real estate loans
14
12
10
8
6
4
2
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Non-performing Commercial Real Estate Loans



Non-performing commercial real estate loans as % of commercial real estate loans
12
10
8
6
4
2
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Non-performing Commercial and Industrial (C&I) Loans



Non-performing C&I loans as % of C&I loans
5
4
3
2
1
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Non-performing Consumer Loans



Non-performing consumer loans as % of consumer loans
3
2.5
2
1.5
1
.5
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Note: Consumer loans are defined as the sum of credit card loans, other revolving credit plans, automobile loans, and other consumer loans.

Net Charge-offs



Annualized net charge-offs as % of total loans
4
3
2
1
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Loan Loss Provisions



Annualized loan loss provisions as % of total loans
5
4
3
2
1
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Loan Loss Reserves



Loan loss reserves as % of non-performing loans
200
175
150
125
100
75
50
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

4. Capital Adequacy and Asset Growth

Tier 1 Common Equity Ratio

Tier 1 common equity as % of risk-weighted assets



12
10
8
6
4
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

<u>Notes</u>: See data notes for the definition of tier 1 common equity. This chart begins in 2001q1 because data for tier 1 common equity are not available prior to this date

Tier 1 Capital Ratio

Tier 1 risk-based capital as % of risk-weighted assets



14
13
12
11
10
9
8
7
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Total Capital Ratio


Total risk-based capital as % of risk-weighted assets
16
15
14
13
12
11
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Leverage Ratio


Tier 1 risk-based capital as % of average total assets
10
9
8
7
6
5
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Note: Asset, loan and deposit growth rates presented below are affected by mergers with nonbanking firms, and conversions to and from a BHC charter during the sample period. This particularly affects the year-over-year growth rate for assets between 2009:Q1 and 2009:Q4, due to the entry of several new firms in 2009:Q1. See "Caveats and Limitations" for details.

Asset Growth Rates



Year-over-year % change in total assets
30
25
20
15
10
5
0
-5
-10
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Loan Growth Rates



Year-over-year % change in total loans
20
15
10
5
0
-5
-10
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Domestic Deposit Growth Rates



Year-over-year % change in domestic deposits
25
20
15
10
5
0
-5
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Risk-Weighted Assets Ratio



Risk-weighted assets as % of total assets
80
75
70
65
60
55
50
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
All Institutions
BHCs > $500bn
All Other Banks and BHCs

Federal Funds Sold and Purchased


Federal funds sold and purchased in domestic offices as % of total assets
1.6
1.4
1.2
1
.8
.6
.4
.2
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
Federal Funds Sold
Federal Funds Purchased

Repurchase Agreements


Repurchase agreements as % of total assets
14
12
10
8
6
4
2
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
Reverse Repo
Repo

<u>Note</u>: These charts begin in 2002q1 because data for repurchase agreements and federal funds are not consistently reported separately prior to that date.

5. Consolidated Financial Statistics for the Fifty Largest BHCs

				Bank Profitability		Capital Adequacy Ratios (%)		
Rank	Name of Institution	Total Assets (Bil USD)	Quarterly Net Income (Mil USD)	Annualized Return on Assets	Annualized Return on Equity	Tier 1 Common Ratio	Tier 1 Capital Ratio	Total Capital Ratio
1	JPMORGAN CHASE & CO	2,463.3	-380.0	-0.06	-0.74	10.52	11.74	14.28
2	BANK OF AMER CORP	2,128.7	2,497.0	0.47	4.30	11.08	12.33	15.36
3	CITIGROUP	1,899.5	3,227.0	0.68	6.43	12.68	13.64	16.68
4	WELLS FARGO & CO	1,488.1	5,578.0	1.50	13.35	10.60	12.11	15.09
5	GOLDMAN SACHS GROUP THE	923.4	1,517.0	0.66	7.82	14.15	16.27	19.37
6	MORGAN STANLEY	832.2	906.0	0.44	5.56	12.63	15.27	16.09
7	BANK OF NY MELLON CORP	372.0	980.0	1.05	10.61	14.15	15.80	16.81
8	US BC	360.7	1,468.0	1.63	14.63	9.30	11.16	13.26
9	HSBC NORTH AMER HOLD	309.3	136.1	0.18	1.72	14.73	17.13	26.48
10	PNC FNCL SVC GROUP	308.9	1,036.6	1.34	10.08	10.33	12.25	15.64
11	CAPITAL ONE FC	290.2	1,116.4	1.54	10.70	12.74	13.13	15.28
12	T D BANK US HOLD CO	231.7	192.7	0.33	3.20	7.04	7.42	8.65
13	STATE STREET CORP	216.8	539.5	1.00	10.56	15.52	17.31	19.81
14	BB&T CORP	181.1	304.4	0.67	5.52	9.40	11.28	13.92
15	SUNTRUST BK	172.0	189.4	0.44	3.62	9.94	10.97	13.04
16	ALLY FNCL	150.6	91.0	0.24	1.91	7.92	15.37	16.40
17	AMERICAN EXPRESS CO	150.2	1,366.0	3.64	28.43	12.79	12.80	14.71
18	FIFTH THIRD BC	125.7	420.9	1.34	11.50	9.88	11.14	14.35
19	RBS CITIZENS FNCL GRP	120.7	143.1	0.47	2.95	13.94	13.95	16.26
20	REGIONS FC	116.9	293.3	1.00	7.57	10.99	11.47	14.52
21	BMO FNCL CORP	113.1	207.3	0.73	6.09	10.84	10.84	15.20
22	UNIONBANCAL CORP	105.5	200.0	0.76	6.37	11.10	11.17	13.11
23	NORTHERN TR CORP	96.0	206.5	0.86	10.56	13.12	13.59	14.86
24	KEYCORP	91.0	271.8	1.19	10.65	11.17	11.92	14.37
25	M&T BK CORP	84.4	294.5	1.40	10.69	9.08	11.88	15.07
26	BANCWEST CORP	81.7	162.5	0.80	5.56	10.68	10.86	12.13
27	SANTANDER HOLDS USA	77.1	76.7	0.40	2.27	13.69	14.35	16.49
28	DISCOVER FS	75.5	593.1	3.14	22.38	14.72	15.58	17.90
29	BBVA COMPASS BSHRS	70.1	110.6	0.63	3.89	11.59	11.83	14.10
30	DEUTSCHE BK TR CORP	66.1	81.0	0.49	4.74	17.15	17.15	17.62
31	COMERICA	64.7	147.1	0.91	8.44	10.72	10.72	13.42
32	HUNTINGTON BSHRS	56.6	178.5	1.26	11.98	10.85	12.36	14.67
33	ZIONS BC	55.2	111.5	0.81	7.04	10.47	13.10	14.82
34	UTRECHT-AMERICA HOLDS	52.3	32.5	0.25	19.94	-0.87	2.96	3.41
35	CIT GROUP	46.2	199.6	1.73	9.03	16.72	16.72	17.42
36	NEW YORK CMNTY BC	45.8	114.2	1.00	8.02	11.80	13.05	13.80
37	FIRST NIAGARA FNCL GROUP	37.4	79.1	0.85	6.41	7.72	9.45	11.40
38	POPULAR	36.1	229.0	2.54	20.85	14.21	18.54	19.82
39	CITY NAT CORP	29.1	63.6	0.88	9.84	8.82	9.69	12.67
40	BOK FC	27.2	75.7	1.11	10.13	13.33	13.52	15.36
41	SYNOVUS FC	26.2	45.7	0.70	6.23	9.93	10.55	13.04
42	EAST W BC	24.5	73.2	1.19	12.66	11.77	12.37	13.95
43	FIRST HORIZON NAT CORP	24.2	-105.9	-1.75	-19.82	10.19	13.26	15.59
44	FIRSTMERIT CORP	24.1	40.7	0.67	6.13	10.21	11.27	13.72
45	SVB FNCL GRP	23.8	67.6	1.14	13.91	12.62	12.95	14.16
46	ASSOCIATED BANC-CORP	23.7	45.7	0.77	6.36	11.64	12.02	13.44
47	CULLEN/FROST BKR	23.6	60.4	1.03	9.74	12.53	14.53	15.68
48	RAYMOND JAMES FNCL	23.2	117.5	2.03	12.83	18.84	18.90	19.76
49	COMMERCE BSHRS	22.5	68.2	1.21	12.53	13.65	13.65	14.89
50	FIRST CITIZENS BSHRS	21.5	41.0	0.76	8.27	14.36	15.04	16.54
TOTALS*	TOP 50	14,390.0	25,511.4	0.71	6.80	11.40	12.80	15.47
	ALL INSTITUTIONS (BHCS AND BANKS)	17,225.7	33,382.2	0.78	7.35	11.85	13.22	15.65

*For the industry net income and capital adequacy ratios, we sum the numerator and denominator across individual firms and then compute ratios.

Notes and caveats

Methodology

The data used to construct the statistics in this report are drawn from the quarterly Consolidated Financial Statements for Bank Holding Companies (FR Y-9C), and Consolidated Reports of Condition and Income for commercial banks (FFIEC 031 and 041). Reported statistics are defined in a time-consistent way across reporting form vintages.

To calculate the "all institutions" quarterly series, we aggregate the data for top-tier bank holding companies (BHCs), including foreign-held BHCs, as well as commercial banks owned by BHCs that are too small to file Y-9C reports (the current reporting threshold is $500m of total assets), and unaffiliated (stand-alone) commercial banks. We identify "top-tier" BHCs (i.e. the U.S. parent entity) via the National Information Center (NIC, http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx), which provides data on firm attributes and structure. We identify commercial banks that are standalone firms or are owned by small BHCs by identifying all banks whose high holder does not submit a FR Y-9C report.

Separate statistics are also reported for the subset of BHCs with greater than $500 billion in total assets, and for the remainder of the industry. In 2013:Q3, there were 6 BHCs that exceed this threshold: JPMorgan Chase, Bank of America, Citigroup, Wells Fargo, Goldman Sachs, and Morgan Stanley. For consistency, time-series graphs for the "> $500bn" group represent available historical values for this same subset of firms. Statistics for this subset of firms are prepared on a pro forma (merger-adjusted) basis; specifically, on the basis that all BHCs acquired by each of these firms over the sample period with US regulatory filings are part of the consolidated BHC from the start of the historical time period. Data values of acquired BHCs are then summed with acquirer data in the period before the acquisition. Merger events are identified using the NIC transformations table maintained by the Federal Reserve Board of Governors. After constructing the pro forma series for each firm, we aggregate the data to create the BHCs > $500bn series. Finally, the "all other banks and BHCs" quarterly series is constructed by subtracting the "BHCs > $500bn" series from the "all institutions" series.

The charts and tables presented in this report are grouped into the following five categories: composition of banking industry assets and liabilities, earnings and pre-provision net revenue, asset quality, capital adequacy and asset growth, and consolidated financial statistics for the fifty largest BHCs. Definitions of each plotted variable are presented on each chart.

Caveats and limitations

Statistics in this report are presented "as is", based on calculations conducted by Federal Reserve Bank of New York research staff. While significant efforts have been made to ensure accuracy, the statistics presented here may be subject to future revision, for example because of changes or improvements in the "pro forma" methodology used to calculate statistics for industry subgroups.

We highlight a number of important limitations of the statistics presented here:

- Statistics exclude financial firms that are not either commercial banks or part of a commercial bank holding company. This creates discontinuities in the time-series graphs when nonbanking firms are acquired or sold by banks or BHCs, or when firms switch to or from a bank or BHC charter. For example, in 2009:Q1, Goldman Sachs, Morgan Stanley, Ally Financial, and American Express each began filing a FR Y-9C due to the conversion of each of these firms to a commercial banking holding company charter. This largely accounts for the sharp 13% increase in total measured industry assets in 2009:Q1, and a corresponding discontinuous upward shift in the industry asset growth rate during 2009.

- For the same reason, only 4 of the 6 BHCs in the BHCs > $500bn group (described in the methodology section on the previous page) exist in the data for the entire sample period (1991:Q1 to 2013:Q3). These 4 BHCs are JPMorgan Chase, Bank of America, Wells Fargo, and Citigroup. Goldman Sachs and Morgan Stanley entered the sample in 2009:Q1.

- Flow variables in bank and BHC regulatory filings are reported on a year-to-date basis. Quarterly flow variables are derived by "quarterizing" the data, that is, by subtracting the variable at time t-1 from the variable at time t for Q2, Q3, and Q4 of each calendar year. This quarterization procedure can create discontinuities when a bank or BHC enters the sample any time other than in Q1. *To account for* this, we drop the firm's quarter of entry observation from the sample. This adjusted data is used to calculate all ratios in this report that are based on flow variables. However, to retain as much of the data as possible, unadjusted data is used to calculate ratios based only on stock variables, since stock variables do not need to be quarterized.

- Due to data limitations, industry statistics exclude nonbank subsidiaries of small BHCs that do not file a FR Y-9C (currently the FR Y-9C is filed only by firms with $500m in total assets). The effect of this exclusion on industry statistics is expected to be minor, however, since small BHCs generally do not have large nonbank subsidiaries.

Data notes

1. The definition of tier 1 common equity for BHCs used for this report is: tier 1 common equity = tier 1 capital – perpetual preferred stock and related surplus + nonqualifying perpetual preferred stock – qualifying Class A noncontrolling (minority) interests in consolidated subsidiaries – qualifying restricted core capital elements (other than cumulative perpetual preferred stock) – qualifying mandatory convertible preferred securities of internationally active bank holding companies. The definition of tier 1 common equity for banks is: tier 1 common equity = tier 1 capital – perpetual preferred stock and related surplus + nonqualifying perpetual preferred stock – qualifying noncontrolling (minority) interests in consolidated subsidiaries.

2. In the first quarter of 2010, banking organizations were required to transfer certain off-balance sheet items onto their balance sheets under FASB 166 and 167. These guidelines substantially affected loan balances, as large amounts of securitized loans were transferred onto bank balance sheets. This accounting change was likely a major factor influencing year-over-year growth rates of loans and total assets during this period, potentially causing these growth rates to appear larger than they would have otherwise been.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

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Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Michael C. Davidson

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Michael C. Davidson (the ***"Proponent"***), from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Michael C. Davidson, the Proponent, at Michael@aetaxservice.com or via fax at (503) 228-0755.

I. SUMMARY OF THE PROPOSAL

On December 5, 2013, the Company received an email from the Proponent submitting the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal requests that the Company's Board of Directors appoint a "Stockholder Value Committee" composed exclusively of independent directors "to develop a plan for divesting all non-core banking business segments."[1] The Proposal requests that the Stockholder Value Committee publicly report on its analysis to stockholders no later than 120 days after the 2014 Annual Meeting of Shareholders. Finally, the Proposal asks that, in carrying out its evaluation, the Stockholder Value Committee "avail itself of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion."

The Proposal is followed by the four-paragraph Supporting Statement. The four paragraphs of the Supporting Statement, however, do not refer to creating, maximizing, or preserving stockholder value but instead discuss limits of government regulation of "too big to fail" financial institutions such as the Company and mitigation of risks to FDIC-insured deposits allegedly caused by investment banking activities. The Supporting Statement posits the Proponent's view that separating the Company into two or more autonomous companies "will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike."

---

1 Although the Resolved clause requests the creation of a special committee to develop a plan for "divesting all non-core banking business segments," the Supporting Statement includes an inconsistent definition of "non-core banking operations" meaning "operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking" by reference to the Company's 2012 Annual Report. This inconsistency is discussed further in footnote 3.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations;
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading;
- Rule 14a-8(i)(2), as the Proposal, if implemented, would cause the Company to violate Delaware law;
- Rule 14a-8(i)(6) as the Company lacks the power and authority to implement the Proposal; and
- Rule 14a-8(i)(1), as the Proposal is not a subject for action by shareholders under Delaware law.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals with Matters Relating to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Commission Release No. 34-40018* (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first consideration recognizes that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

By its terms, the Proposal relates to transactions involving "non-core" corporate assets. Decisions regarding such transactions are a central function of managing the day-to-day operations of the Company. Accordingly, the Proposal relates to the Company's ordinary business operations and, as such, may be omitted from the 2014 Proxy Materials.

1. The Proposal seeks consideration of possible transactions that are ordinary business matters for purposes of Rule 14a-8(i)(7)

In applying the basis for exclusion provided in Rule 14a-8(i)(7) to "stockholder value" proposals, such as the Proposal, the Staff's analysis has turned on whether the proposal relates solely to "extraordinary transactions" that transcend the day-to-day operations of the company. If a proposal does not relate solely to extraordinary transactions, the Staff consistently has concurred with the omission of the proposal from a company's proxy materials. For example, the Staff has previously concurred that a proposal may be excluded under Rule 14a-8(i)(7) when it addresses a company's general obligation to maximize shareholder value rather than providing specific guidance with respect to a specific extraordinary transaction. *See, e.g., PepsiAmerica, Inc.* (Feb. 14, 2004) (the Staff concurred in the exclusion of a proposal requesting that the board of directors "pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies" on ordinary business grounds, in part, because the proposal related to "maximizing shareholder value" and "transactions involving non-core assets"). In contrast, in *General Electric Co.* (Jan. 28, 2004), the Staff was unable to concur in the proposed exclusion of a proposal on ordinary business grounds when the proposal recommended that the company retain "an investment bank to explore the sale of the company."

Consistent with this analysis, the Staff has long concurred in the omission of proposals relating to general corporate "restructurings." *See, e.g., The Reader's Digest Association, Inc.* (Aug. 18, 1998) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board of directors retain an investment bank to "evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions"). Similarly, the Staff has concurred in the exclusion of proposals requesting spin-offs or sales of parts of a company on the grounds that these activities relate to ordinary business operations. *See Sears, Roebuck and Co.* (Feb. 7, 2000) (concurring in exclusion of a proposal requesting that the board of directors retain an investment bank to "arrange for the sale of all or parts of the Company").

Importantly, the Staff has consistently concurred that proposals relating to *both* extraordinary and non-extraordinary transactions may be excluded under Rule 14a-8(i)(7). *See, e.g., Analysts International Corp.* (Mar. 11, 2013) (concurring that a proposal relating to both non-extraordinary and extraordinary transactions could be excluded from the company's proxy materials under Rule 14a-8(i)(7)); *Anchor Bancorp, Inc.* (Jul. 13, 2013) (concurring that a proposal to "maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company" related to both extraordinary and non-extraordinary transactions and could be excluded from the company's proxy materials under Rule 14a- 8(i)(7)). In concurring with the omission of the proposal in *Donegal Group Inc.* (Feb. 16, 2012), the Staff stated in its response:

> There appears to be some basis for your view that DGI may exclude the first proposal under rule 14a-8(i)(7), as relating to DGI's ordinary business operations. In this regard, we note that the first proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7).

Thus, the Proposal must relate *exclusively* to extraordinary transactions to survive scrutiny under Rule 14a-8(i)(7). *See Telular Corporation* (Dec. 5, 2003) (concurring that a proposal could be excluded because it related, in part, to non-extraordinary transactions where it requested that the board of directors appoint a committee of independent directors to explore "strategic alternatives" including "a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof").

The Staff has stated that its analysis of a "stockholder value" proposal is based upon a reading of both the proposal and the supporting statement. *See Fab Industries, Inc.* (Mar. 23, 2000), in which the Staff's response stated, "[w]e are unable to concur in your view that Fab may exclude the proposal under Rule 14a-8(i)(7). We note in particular that the proposal, *when read together with the supporting statement*, appears to focus on possible extraordinary transactions" (emphasis added).

Under the Staff's consistent analysis regarding the application of Rule 14a-8(i)(7) to "stockholder value" proposals, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7), as it focuses on the ordinary business matter of enhancing stockholder value through the consideration of transactions either involving the divestiture of "non-core banking business segments" (which according to their non-core nature are by definition ordinary business matters), or "split[ting] the firm into two or more companies." The Proposal and Supporting Statement address only transactions that involve the separation of one or more of the Company's businesses – such as an asset sale, divestiture, or spin-off – that generally would not require shareholder approval under Delaware law or New York Stock Exchange listing standards. The Proposal and Supporting Statement, when read together, are – to the extent they are focused on transactions at all – clearly focused on asset divestiture transactions of the size and type that the Staff has consistently agreed are ordinary business matters. *See, e.g., Telular Corporation* and *Sears, Roebuck and Co.*

The Proposal seeks the formation of a Stockholder Value Committee to consider "divesting all non-core banking business segments." However, as noted above, the Supporting Statement focuses on the Proponent's views on the limitations of government regulation of "too big to fail" financial institutions such as the Company. To the extent it references a transaction at all – recommending the Company "explore options to split the firm into two or more companies" – the Supporting Statement submits such a transaction "will reduce the risk of another financial meltdown . . ." The Supporting Statement's complete absence of focus on any type of extraordinary transaction provides further support that the Proposal is excludable under the Staff's Rule 14a-8(i)(7) guidance.

Because the Staff has consistently concurred in the exclusion of proposals that do not focus exclusively on extraordinary transactions,[2] the Company believes that the Proposal and Supporting Statement may be properly omitted from the Company's 2014 Proxy Materials in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations.

2. The Proposal micro-manages the Company by imposing a short time-frame for addressing complex policy issues

As noted above, the Commission has recognized that a central consideration of Rule 14a-8(i)(7) is whether a shareholder proposal attempts to "'micro-manage' the company by probing too deeply into matters of a complex nature." The *1998 Release* states that the determination as to whether a proposal micro-manages a company will involve a case-by-case review, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *1998 Release* at 25. In addition, the *1998 Release* states that considerations of whether a proposal micro-manages a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.* at 21.

In *The Chubb Corp.* (Feb. 26, 2007), the Staff concurred that a proposal requesting a report on climate change risks could be excluded under Rule 14a-8(i)(7) because, *inter alia,* the specific deadline for preparing the complex report within six months of the company's upcoming annual meeting micro-managed the company's operations. In *Duke Energy Corporation* (Feb. 16, 2001), the Staff concurred with the company's view that a proposal recommending that the board take the necessary steps "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007" was excludable under Rule 14a-8(i)(7) as relating to ordinary

---

2 We note that the Staff has made exceptions for proposals involving "significant social policy issues." As none are present with respect to the Proposal, we have not addressed this element of Staff guidance.

business operations. Even assuming, *in arguendo,* that the Proposal relates to extraordinary transactions, this does not preclude exclusion of the Proposal under Rule 14a-8(i)(7) if it seeks to micro-manage the Company. In this regard, the proposal in *Duke Energy* focused on greenhouse gas emissions (a significant policy issue), but was permitted to be excluded on a micro-management basis.

The Proposal requests that the Stockholder Value Committee publicly report on its analysis within a very short timeframe – *i.e.,* within 120 days of the 2014 Annual Meeting – presumably on the viability of selling or otherwise divesting one or more of the Company's non-core assets. The Company is a global financial services firm and one of the largest banking institutions in the United States. Consideration of strategic alternatives, even where, as here, those alternatives involve only non-core assets, is complex. The Proponent's attempt to impose a specific time-frame for considering these alternatives, and a time-frame that is unrealistic under any circumstances, impermissibly micro-manages the Company's operations. For this reason, and based on the precedential support discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

1. The Proposal may be omitted in reliance on Rule 14a-8(i)(3) because it is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required

Staff Legal Bulletin No. 14B (Sep. 15, 2004) states that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

a. The Proposal's definition of "non-core banking business segments" is impermissibly vague

The Proposal defines "non-core banking business segments" as "operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described on P. 64 and Note 33 of the 2012 Annual Report)."[3] The Proposal then states that this definition means "[t]he businesses described Asset Management as well as Corporate & Investment Bank would be divested." However, neither the Proposal nor the Proponent's Supporting Statement provides shareholders with any guidance on what assets are included in these business segments. As a result, without referencing the Company's 2012 Annual Report cited by the Proponent it is impossible to determine what assets are

3 The operative term in the Resolved clause of the Proposal is "non-core banking business segments." However, the Supporting Statement instead includes a definition of "non-core banking operations." For purposes of this letter the Company has assumed the Proponent intended this definition to apply to "non-core banking business segments." However, this inconsistency in terms itself renders the Proposal sufficiently vague and misleading to be excludable under Rule 14a-8(i)(3). Unless the definition included in the Supporting Statement for "non-core banking operations" is applied to the phrase "non-core banking segments" in the Proposal, a key term of the Proposal is left completely undefined and that failure to define the phrase would leave the Company and the shareholders unable to determine what assets the Proponent wishes that the Company divest. The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where such proposals use inconsistent language and fail to provide any guidance as to how such inconsistencies should be resolved. For example, in *Bank of America Corporation* (Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The Staff concurred in the company's view that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Jefferies Group, Inc.* (Feb. 11, 2008, recon. denied Feb. 25, 2008) (concurring that a proposal was excludable where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); and *The Ryland Group, Inc.* (Feb. 7, 2008) (same).

included in "non-core banking business segments" for purposes of the Proposal – *i.e.*, what assets the shareholders would be asking the Company to divest. The Staff has consistently concurred in the exclusion of shareholder proposals that, like the Proposal, define a material element of the proposal by reference to an external source – in the case of the Proposal, the Annual Report for the Company's 2012 fiscal year. The Staff recently reiterated its historical concern regarding proposals that are only understandable by reference to material outside of the proposal and supporting statement in Staff Legal Bulletin No. 14G, in which the Staff stated: "[i]f a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and indefinite." *See* Staff Legal Bulletin No. 14G (Oct. 16, 2012).

The Proposal, which requests that a committee of the Board develop a plan to divest the Company's "non-core banking business segments" – defined only by reference to the Company's Annual Report for its 2012 fiscal year – defines a core concept only by reference to external material, leaving the shareholders unable to determine from the face of the Proposal what business segments the Proposal concerns. The Proposal's definition by reference to information that is nearly a year old makes it even more difficult for shareholders to determine the assets the Proposal asks them to vote to divest.

b. The Proposal is impermissibly vague and indefinite because it is unclear whether it is a request for multiple, independent asset divestitures, or the "separation" of non-core banking business segments as a standalone business

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Specifically, the Proposal appears to request that a committee of the Board explore developing a plan for "divesting all non-core banking business segments." Applying a plain meaning to "divest," the Company has interpreted the Proposal to request that it develop a plan to sell its non-core assets in one or more third-party transactions. However, the supporting statement appears to focus upon "split[ing] the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other business focused on investment banking such as underwriting, trading and market making." In other words, while the Proposal asks that the Company develop a plan that contemplates a sale of the Company's non-core assets through multiple, piecemeal asset sales, the Supporting Statement contemplates that the Company would be "split" into two or more independent, autonomous companies, presumably still owned by the same shareholders. In the first case, the Company's shareholders would no longer receive any benefits of owning the non-core businesses divested, while in the latter, the Company's shareholders would continue to receive such benefits. The ambiguity of what to do with the purported non-core banking business segments adds to the vague and indefinite nature of the Proposal. Further, the Proposal references the Asset Management segment as a business to be divested. The Supporting Statement, however, references a split of the Company into two or more companies, one of which that focuses on banking and the other of which focuses on investment banking. The Supporting Statement makes no mention of the fate of the Asset Management business, which is neither banking nor investment banking.

The Staff has explained that a company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin 14B. In the instant case, neither the Company nor the shareholders would be able to determine with any level of certainty whether the Proposal requests that the Company explore: (i) a sale of the Company's non-core assets through multiple, third-party transactions; or (ii) the separation of the Company's business and consumer lending and investment banking segments by a "spin-off" or "split-off" of one segment. Although each of these approaches is an alternative course that the Company could consider, they could differ sharply from each other in their legal, tax, and financial implications and would result from fundamentally different business conclusions concerning the most appropriate method for maximizing value. Further, the latter scenario, as set forth in the Supporting Statement, provides no direction for the future of the Asset Management segment. Thus, if the Proposal were adopted, neither the Company nor the shareholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

For the reasons set forth above, the Proposal is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

D. The Proposal May be Omitted in Reliance on Rule 14a-8(i)(2), as It Would, if Implemented, Cause the Company to Violate Delaware Law

The Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Richards, Layton & Finger,

P.A. (the "***Legal Opinion***," attached hereto as Exhibit B), the Proposal is contrary to Delaware law. The Proposal would violate Delaware law if implemented because it would have the Board require the Stockholder Value Committee to publicly report its findings and to do so by a fixed date chosen by the Proponent (120 days after the 2014 annual meeting of stockholders) regardless of whether the directors on such Stockholder Value Committee determine that publicly disclosing its analyses (or doing so by the stockholder-determined deadline) is consistent with their fiduciary duties to the Company and its shareholders at that time.

In addition, although the Proposal would allow the Stockholder Value Committee to not disclose confidential information in the report mandated under the Proposal, a carve-out for confidential information is not equivalent to a "fiduciary out" clause that permits directors to avoid taking actions that are inconsistent with their fiduciary duties. For example, companies often determine it is in the best interests of shareholders and consistent with their fiduciary duties and with federal securities laws not to comment on market rumors or information that a third party has released to the public regarding transaction plans.

The Delaware Supreme Court has consistently ruled that directors must be able to fully exercise their fiduciary duties, and cannot be subject to restrictions which impose limitations on the exercise of their fiduciary duties in the future. For this reason, the Proposal would violate Delaware law if implemented and is not a proper subject for shareholder action.

The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. For example, in *Scott's Liquid Gold-Inc.* (May 7, 2013), the Staff concurred with the exclusion of a similar proposal under Rule 14a-8(i)(2) where the proposal would violate state law because it could have required a board committee to make a public report even if the directors determined it was not in the best interests of the Company or its shareholders to do so. The *Scott's Liquid Gold* proposal would have required that the company establish a board committee to "receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company." *Id.* The company asserted that the proposal would violate Colorado law by requiring a board committee to publicly report any acquisition proposal even if the directors determined that it was not in the best interests of the company or its shareholders to do so. *Id.* Similarly, the Proposal asks the Board to adopt a policy that would cause a committee of the Board to violate its fiduciary duties by making a report regarding a plan for divesting specific assets within 120 days of the 2014 annual meeting, even if the committee were to determine it was not in the best interests of the Company and its shareholders to make such a report at that time. For this reason the Proposal violates Delaware law. The Company's shareholders should not be asked to vote on a proposal requesting the Board to impose an arbitrary deadline on a committee that, if adhered to, would cause the Company to violate Delaware law. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2). *See also The J.M Smucker Co.* (Jun. 22, 2012) (concurring that a proposal could be excluded under Rule 14a-8(i)(2) where, if implemented, the proposal would violate state corporate laws that imposed a higher voting standard for certain matters); *Citigroup Inc.* (Feb. 22, 2012) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) that, if implemented, would cause the directors to violate Delaware law by prohibiting indemnification of directors even if the board were to determine that such indemnification was in the best interests of the company and its shareholders); and *Vail Resorts, Inc.* (Sept. 16, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) that would cause the directors to violate Delaware law by, *inter alia,* requiring them to prioritize distributions to shareholders over other uses even if the board determined that there were better uses for corporate funds).

For the reasons discussed above and those set forth in the Legal Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(2).

E. The Proposal May be Excluded in Reliance on Rule 14a-8(i)(6), as the Company Does Not Have the Power and Authority to Implement It

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy materials if the company would lack the power or authority to implement it. As set forth in Section II.D above and in the Legal Opinion, the Company lacks the power to implement the Proposal because the Proposal violates Delaware law. The Staff has long recognized that companies do not have the power and authority to implement proposals that violate state law. *See, e.g., Schering-Plough Corp.* (Mar. 27, 2008) (concurring that a proposal recommending that the board adopt cumulative voting could be omitted in reliance on Rules 14a-8(i)(2) and (6) because, in the opinion of counsel, implementation of the proposal would cause the company to violate state law); and *Bank of America Corporation* (Feb. 26, 2008) (concurring that a proposal urging the board to disclose in a separate report the company's relationships with consultants retained to advise the board on executive compensation matters in reliance on Rules 14a-8(i)(2) and (6) because, in the opinion of counsel, implementation of the proposal would cause the company to violate state law).

The Proposal, if implemented, would cause the Company to violate Delaware law. Therefore, the Company lacks the power and authority to implement the Proposal. For the reasons above and those set forth in the Delaware Opinion, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(6).

F. The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(1), as It is Not a Proper Subject for Action by Shareholders under Delaware Law

Rule 14a-8(i)(l) permits the exclusion of a proposal if it is not a proper subject matter for action by shareholders under the laws of the jurisdiction of the company's incorporation. As set forth in Sections II.D and II.E above and in the Legal Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law and, therefore, the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal is an improper subject matter for shareholder action under Delaware law. *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan,* 953 A.2d 227,239 (Del. 2008); and *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998).

Even though the Proposal is cast in precatory terms, *i.e.*, to merely request that the Board take action, using such a format will not save a proposal from exclusion under Rule 14a- 8(i)(1) where the requested action would violate Delaware law if implemented. Because the Proposal would, if implemented, cause the Company to violate Delaware law by imposing an arbitrary deadline by which a committee must report on a plan for divesting specific assets, even if the committee determines that doing so is not in the best interests of the Company and its shareholders, it should be excluded pursuant to Rule 14a-8(i)(l). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law. Here, the Proposal, even though it is precatory, must be excluded because, as noted in the Legal Opinion, Delaware law imposes upon directors a duty to make their own independent fiduciary judgment regarding whether it is appropriate to publicly report on proposed asset divestitures.

For the reasons set above and those set forth in the Legal Opinion, the Proposal, if implemented, would cause the Company to violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(1), as it is not a proper subject matter for shareholder action.

III. CONCLUSION

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(7), as it deals with matters relating to the company's ordinary business operations, Rule 14a-8(i)(3), as it is materially false and misleading, Rule 14a-8(i)(2), as it would cause the Company to violate Delaware law, Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal, and Rule 14a-8(i)(1), as it is not a proper subject of shareholder action under Delaware law.

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Morrison & Foerster LLP

Attachments

cc: Mr. Michael C. Davidson
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From: Michael Davidson [mailto:Michael@aetaxservice.com]
Sent: Thursday, December 05, 2013 1:35 PM
To: Horan, Anthony
Subject: Shareholder proposal

Dec. 5, 2013

Anthony Horan
Corporate Secretary
JP Morgan Chase & Co.

By Email: Anthony.Horan@chase.com

Dear Mr. Horan:

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of JP Morgan stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite JP Morgan stock presently with a representation from a brokerage firm.

Please confirm receipt by email.

Sincerely,

Michael C. Davidson

"Resolved, that stockholders of JPMorgan Chase & Co. urge that:

1. The JP Morgan Chase & Co. Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments

2 The Stockholder Value Committee should publicly report its analysis to stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders, although confidential information may be withheld.

3 In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third

party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" is defined as operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described on P. 64 and in Note 33 of the 2012 Annual Report). The businesses described Asset Management as well as Corporate & Investment Bank would be divested.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as JP Morgan. As the financial crisis unfolded in 2008, JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009. The crisis prompted questions about how to regulate "too big to fail" institutions such as JP Morgan and about whether it made sense to allow financial institutions to engage in both traditional banking and investment banking activities, which had previously been barred by the Glass-Steagall Act. Of particular concern was that derivatives trading activities could be funded by FDIC-insured deposits, which would then be placed at risk if there were significant losses.

Congress sought to address these concerns with the Dodd-Frank Act in 2010, which reformed regulation of financial institutions, including a requirement that regulators enact the various provisions to protect depositors' money from speculative trading. However, these rules have not been fully implemented and subject to legislative repeal efforts, so that uncertainty as to the future remains.

We are concerned that current law may not do enough to avert another financial crisis. Our concern too is that a mega-bank such as JP Morgan may not simply be "too big to fail," but also "too big to manage" effectively so as to contain risks that can spread across JP Morgan's business segments. We therefore recommend that the JP Morgan act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

We believe that such a separation will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike; in addition, given the differing levels of risk in JP Morgan's primary business segments, divestiture will give investors more choice and control about investment risks.

Michael Davidson, EA
A & E Tax Service, Inc.
610 SW Alder St., Ste 410
Portland, OR. 97205-3625

[503] 228-0962 x 4001
[503] 228-0755 Fax
[503] 490-5490 Cell

www.aetaxservice.com
michael@aetaxservice.com

From: Michael Davidson [mailto:Michael@aetaxservice.com]
Sent: Tuesday, December 10, 2013 3:18 PM
To: Horan, Anthony
Cc: jpmcinvestorrelations@jpmchase.co9m; 'conh@hitchlaw.com'
Subject: FW: Shareholder proposal

Mr. Horan:

It may be the original email address I provided wasn't correct, so I am trying this one – as well as your Investor Relations department email as listed on the website.

Also find attached my beneficial ownership letter from my broker.

Thank you.

Michael Davidson

Michael Davidson, EA
A & E Tax Service, Inc.
610 SW Alder St., Ste 410
Portland, OR. 97205-3625

[503] 228-0962 x 4001
[503] 228-0755 Fax
[503] 490-5490 Cell

www.aetaxservice.com
michael@aetaxservice.com

From: Michael Davidson
Sent: Thursday, December 05, 2013 10:35 AM

To: 'Anthony.horan@chase.com'
Subject: Shareholder proposal

Dec. 5, 2013

Anthony Horan
Corporate Secretary
JP Morgan Chase & Co.

By Email: Anthony.Horan@chase.com

Dear Mr. Horan:

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of JP Morgan stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite JP Morgan stock presently with a representation from a brokerage firm.

Please confirm receipt by email.

Sincerely,

Michael C. Davidson

"Resolved, that stockholders of JPMorgan Chase & Co. urge that:

1. The JP Morgan Chase & Co. Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments

2 The Stockholder Value Committee should publicly report its analysis to stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders, although confidential information may be withheld.

3 In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" is defined as operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described on P. 64 and in Note 33 of the 2012 Annual Report). The businesses described Asset Management as well as Corporate & Investment Bank would be divested.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as JP Morgan. As the financial crisis unfolded in 2008, JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009. The crisis prompted questions about how to regulate "too big to fail" institutions such as JP Morgan and about whether it made sense to allow financial institutions to engage in both traditional banking and investment banking activities, which had previously been barred by the Glass-Steagall Act. Of particular concern was that derivatives trading activities could be funded by FDIC-insured deposits, which would then be placed at risk if there were significant losses.

Congress sought to address these concerns with the Dodd-Frank Act in 2010, which reformed regulation of financial institutions, including a requirement that regulators enact the various provisions to protect depositors' money from speculative trading. However, these rules have not been fully implemented and subject to legislative repeal efforts, so that uncertainty as to the future remains.

We are concerned that current law may not do enough to avert another financial crisis. Our concern too is that a mega-bank such as JP Morgan may not simply be "too big to fail," but also "too big to manage" effectively so as to contain risks that can spread across JP Morgan's business segments. We therefore recommend that the JP Morgan act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

We believe that such a separation will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike; in addition, given the differing levels of risk in JP Morgan's primary business segments, divestiture will give investors more choice and control about investment risks.

Michael Davidson, EA
A & E Tax Service, Inc.
610 SW Alder St., Ste 410
Portland, OR. 97205-3625

[503] 228-0962 x 4001
[503] 228-0755 Fax

[503] 490-5490 Cell

www.aetaxservice.com
michael@aetaxservice.com

WELLS FARGO ADVISORS
FINANCIAL NETWORK

Wells Fargo Advisors Financial Network, LLC
MAC H0004-041
One North Jefferson Avenue
St. Louis, MO 63103

December 10, 2013

Michael Davidson:

Per your request, I am verifying that you have more than $2000 worth of J P Morgan common stock (symbol JPM) and it has been held at Well Fargo Advisors for over two years.

Regards,

Jim Geeting
Regional Supervisor, VP

This Information is not the official record of your account. Your Wells Fargo Advisors Financial Network Client Statement is the official record of your account. Therefore, if there are any discrepancies between this information and your Client Statement, you should rely on the Client Statement.

Exhibit B

RICHARDS LAYTON & FINGER
Attorneys at Law

January 10, 2014

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal"), dated December 5, 2013, that has been submitted to the Company by Michael C. Davidson (the "Proponent") for the 2014 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware (the "Secretary of State") on April 5, 2006, as amended by the Certificate of Merger as filed in the office of the Secretary of State on December 21, 2007, the Certificates of Designation of the Company as filed in the office of the Secretary of State on April 23, 2008, July 10, 2008, August 21, 2008, and October 27, 2008, respectively, the Certificate of Elimination of the Company as filed in the office of the Secretary of State on January 11, 2011, the Certificate of Designation of the Company as filed in the office of the Secretary of State on August 27, 2012, the Certificates of Designation of the Company as filed in the office of the Secretary of State on February 4, 2013 and April 22, 2013, respectively, the Certificate of Amendment as filed with the Secretary of State on June 7, 2013, the Certificate of Designation as filed with the Secretary of State on July 29, 2013 and the Certificate of Elimination as filed with the Secretary of State on October 29, 2013 (collectively, the "Certificate of Incorporation"); (ii) the Bylaws of the Company, as amended on September 17, 2013 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

> "Resolved, that stockholders of JPMorgan Chase & Co. urge that:
>
> 1. The JP Morgan Chase & Co. Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.
>
> 2. The Stockholder Value Committee should publicly report its analysis to stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders, although confidential information may be withheld.
>
> 3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.
>
> For purposes of this proposal, "non-core banking operations" is defined as operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described on P. 64 and in Note 33 of the 2012 Annual Report). The businesses described [as] Asset Management as well as Corporate & Investment Bank would be divested."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In this connection, you have requested our opinion as to whether, under

Delaware law, the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law.

For the reasons set forth below, the Proposal, in our opinion, would violate Delaware law if implemented.

DISCUSSION

The Proposal would violate Delaware law if implemented because it provides that the board of directors of the Company (the "Board") must create a "Stockholder Value Committee" to develop a plan for divesting all "non-core banking" business segments (constituting specific operations selected by the Proponent) and require the "Stockholder Value Committee" to publicly report its findings and to do so by a fixed date chosen by the Proponent (120 days after the 2014 annual meeting of stockholders), regardless of whether the directors on the Board or such Stockholder Value Committee determine that taking each such action (or doing so by the stockholder-determined deadline) is consistent with their fiduciary duties to the Company and its stockholders. Thus, the Proposal if implemented requires the Board to create a Stockholder Value Committee to develop a plan to divest certain of the Company's businesses and requires the members of such committee to publicly report their analysis within 120 days after the 2014 annual meeting of stockholders without regard to their fiduciary duties. The Delaware courts have consistently held that directors must be able to fully exercise their fiduciary duties and that stockholders may not impose on directors (and directors may not impose on themselves) directives or restrictions which limit the ability of the board (or a committee thereof) to fully exercise its fiduciary duties in the future.[1]

The decision regarding whether the Company should divest itself of certain of its so-called "non-core" businesses is a decision that is reserved by statute to the discretion of the Board, not the stockholders. 8 *Del. C.* § 141(a) (providing that the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation); 8 *Del. C.* § 122(4) (providing that a corporation has the power to sell any or all of its property and assets); *see also Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984), *overruled in part on other grounds*, *Brehm v. Eisner*, 746 A.2d 244 (Del. 2000) (noting that a "cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation"); *Gimbel v. Signal Cos., Inc.*, 316 A.2d 599, 608 (Del. Ch.), *aff'd*, 316 A.2d 619 (Del. 1974). In exercising its discretion concerning the management of the corporation's affairs, the board of directors owes fiduciary duties to all stockholders and may not delegate its fiduciary duties to some group of stockholders who owe no such fiduciary duties. *See Paramount Commc'ns Inc. v. Time Inc.*,

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[1] *See, e.g.*, *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (invalidating a bylaw provision which required the current and future boards of directors to reimburse the reasonable expenses of stockholders in connection with a proxy contest because such a bylaw provision prevented directors from completely exercising their fiduciary duties).

1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). In addition, stockholders or others cannot substantially limit the board's ability to make a business judgment on matters of management policy, such as whether the Company should divest itself of certain of its businesses. *See, e.g., Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956)), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del. 1980).

Directors of Delaware corporations must be able to make decisions based on the best interests of the corporation and *all* of its stockholders at the time the decision is made. Directors cannot be required to appoint a committee to develop a plan to divest specific assets or businesses designated by a stockholder who does not owe fiduciary duties to the Company and all of its stockholders, or require a committee of the board to publicly disclose information related to the committee's analysis and evaluation of a potential transaction based on a timeline fixed by a stockholder who does not owe fiduciary duties to the Company and all of its stockholders. Under Delaware law, directors cannot be directed by some percentage of the stockholders to enter into a contract or take an action that would prevent the board (or a committee thereof) from "completely discharging its fundamental management duties to the corporation and its stockholders."[2] Nor can a contract, bylaw or stockholder resolution "limit in a substantial way the freedom of director decisions on matters of management policy."[3]

The Delaware courts have consistently applied these principles to prevent attempts to dictate future conduct or decisions by directors, whether by contract, bylaw, stockholder resolution or otherwise.[4] For example, in *Quickturn*, the Delaware Supreme Court invalidated a provision of a rights plan adopted by the company's board of directors, which prevented any newly-elected board from redeeming the rights plan for six months, because the provision would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation [under the General Corporation Law of the State of Delaware] and its concomitant fiduciary duty pursuant to that statutory mandate."[5] Similarly, in *AFSCME*, the Delaware Supreme Court held that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a bylaw provision that required future boards of directors to reimburse stockholders for the reasonable expenses they incurred in connection with a proxy contest.[6] The

[2] *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998).

[3] *Abercrombie*, 123 A.2d at 899.

[4] 8 *Del. C.* §141(a) ("The business and affairs of every corporation ... shall be managed by or under the direction of a board of directors...."); *see also Quickturn*, 721 A.2d at 1291.

[5] *Quickturn*, 721 A.2d at 1291.

[6] *AFSCME*, 953 A.2d at 239.

Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate."[7]

As in the *Quickturn* and *AFSCME* cases, the Proposal if implemented would require the Board to provide a mandate to the "Stockholder Value Committee" dictating future conduct or decisions by members of that committee without the requisite "fiduciary out." Considering whether to develop a plan for divesting the Company's operations as specified in the Proposal and deciding if and when to publicly disclose information regarding such a plan involves fundamental management policy decisions and the exercise of the directors' fiduciary duties. These decisions are no less fundamental to the Company than the decision not to redeem a rights plan addressed by the Delaware Supreme Court in *Quickturn* or to reimburse proxy expenses addressed by the Delaware Supreme Court in *AFSCME*. In fact, the decisions of the Stockholder Valuation Committee may be more important given the significance to the Company of divesting itself of certain of its business and the various federal and state law issues that may be implicated by public disclosures of such matters.[8] Accordingly, the Supreme Court's reasoning in the *Quickturn* and *AFSCME* cases compel the conclusion that the Proposal would be invalid if it were implemented because it does not contain an exception permitting the Board or the Stockholder Value Committee to deviate from the directives given if either the Board or Stockholder Value Committee believes its fiduciary duties require it to do so.

Additionally, the imposition of the 120-day deadline may restrict the Stockholder Value Committee's ability to engage in a thorough evaluation of the matters that it has been charged by the Board to consider and the requirement that the committee publicly disclose its analysis may affect the manner in which the committee conducts its analyses. For example, the committee may be reluctant to disclose a specific plan for attempting to divest certain assets, such as through a sale, if it is concerned that the process will ultimately be unsuccessful, following which it must publicly disclose that the preferred plan could not be implemented for specific assets.

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[7] *Id.* The General Corporation Law of the State of Delaware (the "General Corporation Law") was amended after the *AFSCME* decision to add Section 113 which specifically permits Delaware corporations to adopt bylaws providing for the reimbursement by the corporation of expenses incurred by a stockholder in soliciting proxies in connection with the election of directors, subject to such conditions as the bylaws may prescribe. 8 *Del. C.* § 113. The addition of Section 113, however, did not overrule the principles of common law adopted by the Supreme Court in *AFSCME*. Rather, the adoption of Section 113 further demonstrates the principle that a future board (or committee thereof) cannot be divested of its managerial power in a policy or bylaw unless that divestiture is expressly permitted by the General Corporation Law.

[8] *See, e.g., Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998) (noting that if directors make public statements to stockholders, they must "provide a balanced, truthful account of all matters disclosed").

Under Delaware law, the directors owe the Company and its stockholders a duty of care to inform themselves "of all material information reasonably available to them" in making their decisions.[9] This includes an obligation to spend whatever amount of time is necessary on a decision given its complexity and material significance to the Company.[10] Moreover, in the absence of a request for stockholder action, Delaware law does not require directors to provide stockholders with information concerning the affairs or the finances of the Company.[11] For example, unless otherwise required by securities rules and regulations, a report regarding a company's plan to divest itself of certain businesses or assets, is not generally disclosed to the company's stockholders or the public. When directors communicate with stockholders, however (regardless of whether stockholder action is sought), they must provide complete disclosure and their fiduciary duties apply.[12] The publicly disclosed report of the plan for divesting the Company's non-core banking assets would likely involve the disclosure of information that the directors, in the exercise of their fiduciary duties, might determine is best not disclosed, such as the Company's anticipated strategy and timeframe for disposing of these assets. Under Delaware law, in situations where disclosure is not required by applicable law, the directors must weigh the benefits of disclosure against the costs associated with disclosing non-public information.[13] For example, the directors may consider whether the disclosure of non-public information about the potential sale or divestiture of an asset might be used to the advantage of one of the Company's competitors or potential acquirors of that asset. The Proposal, if implemented, however, would require the committee to forego the ability to weigh the benefits and costs associated with disclosing non-public information and to potentially expose the Company and its stockholders to harm in order to meet the Proponent's arbitrary deadline. In order to attempt to address these issues, the Proposal purports to permit the directors to withhold confidential information from its public report.[14] Despite this purported savings language, if the Proposal were implemented, the directors may be forced to disclose such non-public information in order to satisfy the directors'

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[9] *See, e.g.*, *Benihana of Tokyo, Inc. v. Benihana, Inc.*, 891 A.2d 150, 192 (Del. Ch. 2005), *aff'd*, 906 A.2d 114 (Del. 2006).

[10] *In re Walt Disney Co. Deriv. Litig.*, 907 A.2d 693, 768-69 (Del. Ch. 2005) (recognizing that what constitutes an appropriate amount of time, consistent with directors' fiduciary duties, to discuss and deliberate on a business decision depends on "the nature and scope of the" business decision at issue), *aff'd*, 906 A.2d 27 (Del. 2006).

[11] *Malone*, 722 A.2d at 11.

[12] *Id.* at 12 (noting that directors are required "to provide a balanced, truthful account of all matters disclosed in the communications with shareholders").

[13] *Id.* (noting the board's disclosure duty "must be balanced against its concomitant duty to protect the corporate enterprise, in particular, by keeping certain financial information confidential").

[14] While the Proposal purports to permit the directors to withhold confidential information from its public report, a carve-out for confidential information is not equivalent to a fiduciary out permitting directors to avoid taking actions that are inconsistent with their fiduciary duties.

fiduciary duties and avoid a misleading, partial disclosure. Therefore, the Proposal's arbitrary deadline for reporting back to the stockholders may require the directors, in order to avoid violating their fiduciary duties, to disclose non-public Company information and the predetermined deadline set by the Proponent might cause the directors to disclose non-public Company information at an inopportune time for the Company.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the proponent of the Proposal in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/JJV